Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), made as of this 2nd day of December, 2007, by and among Eagle Bancorp, Inc. (“Eagle”), a corporation organized and existing under the laws of the state of Maryland, Woodmont Holdings, Inc. (“Holdings”), a corporation organized and existing under the laws of the state of Maryland and a wholly-owned subsidiary of Eagle, and Fidelity & Trust Financial Corporation (“Fidelity”), a corporation organized and existing under the laws of the state of Maryland, and Fidelity & Trust Bank, a Maryland chartered commercial bank and a wholly-owned subsidiary of Fidelity (“F&T Bank”).

WHEREAS, the respective Boards of Directors of Eagle and Fidelity deem it advisable and in the best interests of their respective shareholders that Eagle acquire Fidelity and F&T Bank through the merger of Fidelity with and into Holdings, on the terms, and subject to the conditions, set forth in this Agreement; and

WHEREAS, the respective Boards of Directors of Eagle, Holdings and Fidelity have each approved the merger of Fidelity with and into Holdings, upon the terms, and subject to the conditions, hereinafter set forth;

WHEREAS, concurrently with the execution and delivery of this Agreement, EagleBank, a Maryland chartered commercial bank and a wholly-owned subsidiary of Eagle (“EagleBank”) and F&T Bank have entered into an Agreement and Plan of Merger (the “Bank Merger Agreement”), pursuant to which F&T Bank shall merge with and into EagleBank (the “Bank Merger”) with EagleBank as the surviving bank in the Bank Merger, and the Bank Merger shall be consummated as promptly as practicable following consummation of the Merger (hereinafter defined);

WHEREAS it is intended that the Merger, the Bank Merger and the transactions contemplated by this Agreement and the Bank Merger Agreement shall constitute a reorganization for purposes of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”)

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereafter set forth, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1.                              Merger. Subject to the terms and conditions hereafter set forth, Fidelity shall be merged with and into Holdings (the “Merger”) with Holdings being the surviving corporation (the “Surviving Corporation”, in accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”).

1.2.                              Name. The name of the Surviving Corporation  shall be “Woodmont Holdings, Inc.”

1.3.                              Articles of Incorporation; Bylaws. (a) The Articles of Incorporation of Holdings in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation.

(b)                                 The Bylaws of Holdings in effect at the Effective Time shall be the Bylaws of the Surviving Corporation.

1.4.                              Board of Directors; Officers. (a) From and after the Effective Time, the directors and officers of Holdings at the Effective Time shall serve as the directors and officers of the Surviving Corporation until their successors are duly appointed by the Board of Directors.

(b)                                 (i) From and after the Effective Time, the Board of Directors of Eagle at the Effective Time, together with Robert P. Pincus and one other member of the Fidelity Board of Directors as of the Effective Time designated by Fidelity (the “Fidelity Designated Directors”), shall serve as the Board of Directors of Eagle until their successors are duly elected and qualified. From and after the Effective Time, Ronald D. Paul shall serve as Chairman of the Eagle Board of Directors and Robert Pincus shall serve as Vice Chairman of the Eagle Board of Directors, until their respective resignation, removal or replacement. In the event that the Effective Time is prior to the date of Eagle’s annual meeting of shareholders in 2008, but not in sufficient time to permit the inclusion of the Fidelity Designated Directors in the proxy materials for the meeting, then Eagle shall at the organizational meeting of the Eagle Board of Directors following said annual meeting, appoint the Fidelity Designated Directors to newly created vacancies on the Board of Directors.

(ii) From and after the Effective Time, the officers of Eagle at the Effective Time shall serve as the officers of the Surviving Corporation until their successors are duly appointed by the Board of Directors.

(iii) Eagle shall take such actions as shall be required to effect the election or appointment of such persons as members of the Board of Directors, and to such positions as of the Effective Time.

1.5.                              Effect of the Merger. At the Effective Time, the separate corporate existence of Fidelity shall cease and Holdings as the Surviving Corporation shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Fidelity, and shall be subject to, and be responsible for, all debts, liabilities, and obligations of Fidelity, all without further act or deed, and in accordance with the applicable provisions of the MGCL.

1.6.                              Closing; Effective Time. (a) The closing of the Merger (the “Closing”) shall occur at the principal offices of Eagle, or at such other place designated by the parties in writing, at a time and on a date specified in writing by the parties, which date shall be on the earliest practicable business day, but not more than thirty (30) days, after the receipt of all requisite approvals and authorizations of regulatory and governmental authorities, the expiration of all applicable waiting periods and the satisfaction or waiver of all conditions hereto. The date at which the Closing occurs is occasionally referred to herein as the “Closing Date.”

(b)                                 The Merger shall become effective at the later of (i) the filing of appropriate articles of merger with the Maryland State Department of Assessments and Taxation (the “SDAT”) and (ii) the time set forth in said articles of merger (the “Effective Time”). Except as otherwise agreed in writing, the Effective Time shall be on the Closing Date.

1.7.                              Bank Merger. As promptly as practicable following the Effective Time, F&T Bank shall be merged with and into EagleBank, with EagleBank surviving, pursuant to, and subject to the terms and conditions of, the Bank Merger Agreement to be substantially in the form attached hereto as Exhibit A. Notwithstanding the foregoing, Eagle reserves the right, in its sole discretion, to effect an alternate transaction between F&T Bank and EagleBank, and Fidelity and F&T Bank agree to execute or cause to be executed such agreements and other documents necessary for Eagle to effect such other transaction as it may determine, in its sole discretion, involving EagleBank and F&T Bank, provided, however, that Eagle agrees not to make any changes with respect to any transaction between EagleBank and F&T Bank that will (x) vary the form or amount of consideration paid to Fidelity shareholders pursuant to Section 2.1(a) hereof; (y) adversely affect the ability of the Merger to be treated as a reorganization under Section 368 of the Code; or (z) that would reasonably be expected to result in: a material delay in the receipt of regulatory approval, denial or withdrawal of previously granted regulatory approval; or an inability to satisfy the condition set forth in Section 7.2(e) hereof.

1.8.                              Subsidiary Merger. It is intended that promptly following the Effective Time of the Merger, and on the same day as the Effective Time, Holdings will be merged with and into Eagle, with Eagle surviving (the “Subsidiary Merger”), pursuant to, and subject to the terms and conditions of, the Subsidiary Plan and Agreement of Merger to be substantially in the form attached hereto as Exhibit B.

1.9.                              Alternative Acquisition Structure. Notwithstanding any provision in this Agreement to the contrary, Eagle shall be permitted, in its sole and absolute discretion, to restructure the method by which Eagle accomplishes the acquisition of Fidelity as contemplated by this Agreement, including, without limitation, by providing for (i) the merger of Fidelity with and into Eagle, or another direct or indirect subsidiary of Eagle or (ii) the merger of Holdings or another a direct or indirect subsidiary of Eagle with and into Fidelity; or to delay or not effect the Subsidiary Merger, provided, however, that Eagle agrees not to make any changes with respect to the acquisition of Fidelity that will (w) vary the form or amount of consideration paid to Fidelity shareholders pursuant to Section 2.1(a) hereof; (x) require Fidelity to resolicit shareholder approval of the Merger or requires Eagle to resolicit shareholder approval of the issuance of shares pursuant to this Agreement; or (y) adversely affect the ability of the Merger to be treated as a reorganization under Section 368 of the Code. Fidelity and F&T Bank agree to execute or cause to be executed any amendments, agreements or further documentation reasonably required to effect such alternate structure; or (z) that would reasonably be expected to result in: a material delay in the receipt of regulatory approval, denial or withdrawal of previously granted regulatory approval; or an inability to satisfy the condition set forth in Section 7.2(e) hereof.

ARTICLE II

CONSIDERATION AND CONVERSION OF SHARES

2.1.                              Conversion of Shares. (a) At the Effective Time, each of the outstanding shares of common stock, $.01 par value per share, of Fidelity (“Fidelity Common Stock”) (excluding shares of Fidelity Common Stock held in treasury or by any Fidelity Subsidiary (other than in a fiduciary capacity), by Eagle or any Eagle Subsidiary (other than in a fiduciary capacity), or Dissenting Shares (as hereinafter defined)), shall automatically, and without further action, be converted into and exchangeable for the right to receive 0.9202 shares of Eagle Common Stock (the “Conversion Ratio), subject to adjustment in accordance with the provisions of Section 2.1(b) (the “Stock Consideration”). The Stock Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(b)(ii) are referred to herein collectively as the “Merger Consideration.”

(b)                                 Notwithstanding the provisions of Section 2.1(a):

(i)                                     If at the Effective Time, the pro forma consolidated book value of Fidelity as of September 30, 2007, adjusted as set forth in this Section 2.1(b) would be below $7.50 per share, then the Conversion Ratio shall be adjusted downward to the number of shares determined by dividing such pro forma book value per share by $8.15, calculated to four decimal places. Fidelity’s September 30, 2007 pro forma book value per share shall be determined by adjusting Fidelity’s adjusted September 30, 2007 book value of $31,552,620 by the net amount of following items only: (i) operating losses of Fidelity & Trust Mortgage Company (“F&T Mortgage”), expenses incurred by Fidelity or any Fidelity Subsidiary (as hereinafter defined) in connection with the winding down of F&T Mortgage (including but not limited to lease and contract termination fees, severance obligations, salary and benefit expense, legal, accounting and consulting fees), and deficiencies on inter-company payments or liabilities due from F&T Mortgage to F&T Bank; (ii) losses on the sale of loans held for sale, (iii) net charge-offs, (iv) increases to the allowance for loan losses necessary to conform to Eagle’s policies for such items, to the extent such increases are in the aggregate in excess of $750,000; (v) increases to valuation adjustments for loans held for sale as may be determined pursuant to Section 6.5; (vi) reserves for litigation, litigation expenses and amounts paid or payable upon judgment or in settlement relating to such litigation as may be determined pursuant to Section 6.5, in the case of (ii) — (vi) to the extent such the aggregate of such amounts exceeds the amount reserved or provided for such items at September 30, 2007, which are as set forth on Exhibit C hereto; and (vii) any other agreed upon adjustments to Fidelity’s book value, and dividing such adjusted book value by the number of shares of Fidelity Common Stock outstanding as of September 30, 2007, provided, however that an adjustment shall be made pursuant to this paragraph only by the amount by which the net amount of the adjustments in (i) through (vi) above exceeds $400,000. In no event shall the adjustments pursuant to this Section 2.1(b)(i) result in an increase in the Conversion Ratio.

(ii)                                  No certificate for fractional shares of Eagle Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Fidelity Common Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, on the basis of the Market Value of a Share of Eagle Common Stock, with any fraction of a cent being rounded down to the next lower whole cent. The “Market Value of a Share of Eagle Common Stock” shall be equal to the average of the per share closing price for Eagle Common Stock for the five (5) trading days immediately preceding the date which is two business days before the Closing Date (the “Market Value Determination Period”), as reported on the Nasdaq Stock Market (“Nasdaq”), calculated to four decimals. In the event that there shall be no trade on any trading day within the foregoing period, or if Nasdaq shall fail to report a closing price on any such day, the closing price for such day shall be equal to the average of the closing bid price and the closing asked price as reported by Nasdaq on that day.

(iii)                               The Conversion Ratio shall be proportionately adjusted for dividends on Eagle Common Stock payable in shares of Eagle Common Stock or any combination or subdivision of the Eagle Common Stock the record date for which is after the date hereof but prior to the Effective Time.

(c)                                  All shares of Fidelity Common Stock held by Fidelity as treasury shares, or held by any Fidelity Subsidiary (other than in a fiduciary capacity), by Eagle or any Eagle Subsidiary (other than in a fiduciary capacity), shall be cancelled and shall not be converted as provided in Sections 2.1(a). Any such treasury shares or shares held by any Fidelity Subsidiary shall not be considered outstanding.

(d)                                 Each share of Holdings Common Stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of Holdings Common Stock.

(e)                                  Each share of Eagle Common Stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of Eagle Common Stock.

2.2.                              Treatment of Fidelity Options. At the Effective Time, each option (the “Fidelity Options”) issued and outstanding at the Effective Time under the Fidelity’s 2004 Incentive Plan and 2005 Incentive Plan (the “Fidelity Option Plans”), shall be converted into and become options to purchase Eagle Common Stock. Eagle shall assume each Fidelity Option in accordance with the terms and conditions of the Fidelity Option Plan pursuant to which it was issued, the agreements evidencing grants thereunder and any other agreements between Fidelity and an optionee regarding Fidelity Options; provided, however, that from and after the Effective Time, each such Fidelity Option shall be exercisable solely for Eagle Common Stock; the number of shares of Eagle Common Stock which may be acquired pursuant to such Fidelity Option shall be the number of shares of Fidelity Common Stock subject to such Fidelity Option multiplied by the Conversion Ratio, rounded down to the nearest whole share; and the exercise price per share shall be equal to the exercise price per share of Fidelity Common Stock divided by the Conversion Ratio, rounded up to the nearest cent. It is intended that the foregoing assumption and adjustment shall be effected in a manner consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the “Code”), as to each Fidelity Option which is an incentive stock option.

2.3.                              Exchange Procedures. (a) Eagle shall appoint its transfer agent, Computershare Investor Services, or, with the written consent of Fidelity, which shall not be unreasonably withheld, another agent independent of and unaffiliated with Eagle or Fidelity (the “Exchange Agent”), for the purpose of exchanging certificates representing Fidelity Common Stock for the Merger Consideration. At or prior to the Effective Time, Eagle shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Fidelity Common Stock, for exchange in accordance with this Article II, or shall duly authorize and direct issuance by the Exchange Agent in accordance with this Section of, (i) certificates representing the shares of Eagle Common Stock that constitute the Stock Consideration, or shall duly authorize the issuance of evidences of uncertificated shares of Eagle Common Stock; and (ii) an amount of cash necessary to satisfy the cash in lieu portion of the Merger Consideration.

(b)                                 As promptly as practicable, but in no event more than 10 days, after the Effective Time, Eagle shall send, or shall cause the Exchange Agent to send, to each holder of record of Fidelity Common Stock a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent) for use in the exchange of such shares of Fidelity Common Stock for the Merger Consideration into which such shares shall have been converted. As promptly as possible after receipt of the Exchange Agent notice, each former shareholder of Fidelity shall surrender his or her certificates to the Exchange Agent; provided, that if any former shareholder of Fidelity shall be unable to surrender his Fidelity Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Fidelity Common Stock certificates from a former Fidelity shareholder, the Exchange Agent shall issue such shareholder, in exchange therefore, one or more certificates representing the number of whole shares of Eagle Common Stock into which such holder’s shares of Fidelity Common Stock have been converted, or at the election of Eagle, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of any cash in lieu of fractional shares of Eagle Common Stock.

(c)                                  Eagle shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of letters of transmittal.

(d)                                 All Fidelity Common Stock certificates must be surrendered to the Exchange Agent within twelve months of the Effective Time. In the event that any former shareholder of Fidelity shall not have properly surrendered his or her certificates within such period, the shares of Eagle Common Stock that would otherwise have been issued to such shareholder may, at the option of Eagle, be sold and the net proceeds of such sale, together with any cash in respect of fractional shares and any previously accrued dividends, shall be held by Eagle for such shareholder’s benefit in a non-interest bearing deposit account at EagleBank or another depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the “FDIC”), chosen by Eagle in its discretion, and the sole right of such shareholder shall be the right to receive any certificates for Eagle common stock which have not been so sold, and to collect cash in such account, without interest. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of Fidelity, without interest, upon proper surrender of his or her Fidelity Common Stock certificates.

(e)                                  All dollar amounts payable to any shareholder as a result of the payment of cash consideration pursuant to Section 2.1(a) will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate consideration payable for all shares registered in such shareholder’s name.

(f)                                    Following the Effective Time, certificates which formerly represented shares of Fidelity Common Stock (except for certificates representing shares held in treasury or by any Fidelity Subsidiary (other than in a fiduciary capacity), by Eagle or any Eagle Subsidiary (other than in a fiduciary capacity) or Dissenting Shares)) shall be deemed for all purposes to represent the number of whole shares of Eagle Common Stock into which they have been converted, except that until exchanged in accordance with the provisions of this Section 2.3, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of Eagle Common Stock.

2.4.                              Dissenters’ Rights. Notwithstanding anything to the contrary contained in this Agreement, each share of Fidelity Common Stock that is held by a shareholder (“Dissenting Stockholder”) who properly exercises and perfects the right to demand and receive payment of the fair value for such share of Fidelity Common Stock (a “Dissenting Share”) in accordance with Title 3, Subtitle 2 of the MGCL (“Dissenters Rights”) shall not be converted into or exchanged for a right to receive any part of the Merger Consideration pursuant to this Agreement, but instead shall be deemed converted as of the Effective Time into the right to receive such amount as shall be determined to be payable pursuant to Dissenters Rights in accordance with the applicable provisions of the MGCL, without interest (the “Dissenter Payment”). Any Dissenter Payment for each Dissenting Share shall be paid by the Surviving Corporation in accordance with the applicable provisions of the MGCL. In the case of any Dissenting Shares held by a shareholder who effectively withdraws his/her exercise of Dissenters Rights in accordance with the applicable provisions of the MGCL or who fails to file a petition for appraisal within fifty (50) days after the Effective Time, such shares shall no longer be deemed Dissenting Shares but shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the provisions of this Article II, and the provisions of this Section 2.4 shall not apply to such shares or such shareholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EAGLE AND HOLDINGS

Except as set forth in the disclosure schedule delivered by Eagle and Holdings to Fidelity and F&T Bank prior to the date hereof (the “Eagle Disclosure Schedule”), Eagle represents and warrants to Fidelity and F&T Bank as follows:

3.1.                              Organization and Authority. (a) Eagle is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”) and has the corporate power and authority to own its properties and assets and to carry on its business, and the business of its subsidiaries, as now being conducted and to enter into and carry out its obligations under this Agreement. Eagle is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of Eagle and its subsidiaries, taken as a whole. Eagle has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, financial condition, or result of operations of Eagle.

(b)                                 Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the corporate power and authority to own its properties and assets and to carry on its business, and the business of its subsidiaries, as now being conducted and to enter into and carry out its obligations under this Agreement. Holdings is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of Holdings and its subsidiaries, taken as a whole. Holdings has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, financial condition, or result of operations of Holdings.

3.2.                              Capitalization of Eagle. (a) As of the date hereof, the authorized capital stock of Eagle consisted of 20,000,000 shares of common stock, par value $.01 per share, of which 9,721,315 shares were issued and outstanding, and 1,000,000 shares of undesignated preferred stock, $.01 par value per share, of which no shares were issued or outstanding. Additionally, an aggregate of 1,456,057 shares of Eagle Common Stock are reserved for issuance pursuant to Eagle’s 1998 Stock Option Plan, Eagle’s 2006 Stock Plan and Eagle’s Employee Stock Purchase Plan (the “Eagle Stock Plans”), under which options, stock appreciation rights and performance based restricted shares relating to an aggregate of 777,022 of Eagle Common Stock were issued and outstanding as of November 30, 2007. Additionally, 453,000 shares of Eagle Common Stock are reserved for issuance in connection with the Eagle Dividend Reinvestment Plan (“DRI Plan”). Other than as set forth in this Section 3.2, there are no other shares of capital stock or other equity securities of Eagle outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of Eagle, or contracts, commitments, understandings, or arrangements by which Eagle was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

(b)                                 All of the outstanding shares of Eagle Common Stock, and, when issued in accordance with the provisions of this Agreement, all of the shares of Eagle Common Stock to be issued as Merger Consideration in exchange for shares of Fidelity Common Stock, are, or will be, duly authorized and validly issued shares of Eagle Common Stock, which shares are fully paid and nonassessable under the MGCL. No shares of Eagle Common Stock have been, and none of the shares of Eagle Common Stock to be issued in exchange for shares of Fidelity Common Stock will be, issued in violation of the preemptive rights of any shareholder of Eagle. Eagle has reserved a sufficient number of shares of Eagle Common Stock for the purpose of issuing shares of Eagle Common Stock in accordance with the provisions of Article II hereof.

(c)                                  As of the date hereof, the authorized capital stock of Holdings consisted of 1,000 shares of common stock, par value $.01 per share, all of which were issued and outstanding and owned by Eagle. There are no other shares of capital stock or other equity securities of Holdings outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of Holdings, or contracts, commitments, understandings, or arrangements by which Holdings was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

3.3.                              Authorization. The execution, delivery and performance of this Agreement by Eagle and Holdings and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Eagle and Holdings, and approved by Eagle as the sole shareholder of Holdings, and except for the approval by the shareholders of Eagle of the issuance of shares of Eagle Common Stock pursuant to this Agreement, no other corporate proceedings on the part of Eagle are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to such shareholder approval and the approvals of government agencies having regulatory authority over Eagle, Holdings or the Merger as may be required by statute or regulation, this Agreement is the valid and binding obligation of Eagle and Holdings, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting creditors’ rights generally, and subject to general equitable principles which may limit the enforcement of certain remedies.

Neither the execution, delivery and performance of this Agreement by Eagle and Holdings, nor the consummation of the transactions contemplated hereby, nor compliance by Eagle and

Holdings with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice of lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Eagle or Holdings under any of the terms, conditions or provisions of, (x) the Articles of Incorporation or Association or Bylaws (or similar organizational and governing documents) of Eagle or Holdings, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Eagle or Holdings is a party or by which they may be bound, or to which Eagle, Holdings or any of their respective properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Eagle, Holdings or any of their respective properties or assets.

Other than in connection or in compliance with the applicable provisions of the MGCL, the Maryland Financial Institutions Code (the “MFIC”), the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the BHCA or the Federal Deposit Insurance Act (the “FDIA”) or any applicable federal or state banking statute (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Eagle and Holdings of the transactions contemplated by this Agreement.

3.4.                              Eagle SEC Reports. (a) Eagle has made available to Fidelity (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2006 and 2005, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, (iii) its proxy or information statements relating to meetings or actions taken without a meeting by Eagle’s shareholders held since December 31, 2005, and (iv) all of its other reports, statements, schedules and registration statements filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) since December 31, 2005 (collectively, the “Eagle SEC Reports”), each in the form filed with the SEC. As of its date of filing with or furnishing to the SEC, each Eagle SEC Report, in each case as amended or supplemented, as applicable, complied in all material respects with the Exchange Act or Securities Act, as the case may be, and the regulations promulgated thereunder, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which the statement was made. Eagle has timely filed all Eagle SEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act.

(b)                                 Eagle has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Eagle, including its consolidated subsidiaries, is made known to Eagle’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective for the purposes for which they were established, including timely alerting Eagle’s principal executive officer and principal financial officer to material information to be included in the Eagle SEC Reports under the Exchange Act.

(c)                                  Eagle has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Eagle’s financial statements for external purposes in accordance with generally accepted accounting principles. Eagle is not aware of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a role in Eagle’s internal control over financial reporting. Eagle is not aware of any change in its internal control over financial reporting that has occurred since the date of the most recent evaluation of such internal control that has materially affected, or is reasonably likely to materially affect Eagle’s internal control over financial reporting.

3.5.                              Financial Statements. Eagle has previously made available to Fidelity copies of (i) the consolidated balance sheets of Eagle and its Subsidiaries at December 31 for the fiscal years ended 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for Eagle for the fiscal years ended December 31, 2004 through 2006, in each case accompanied by the audit report of Stegman & Company, independent registered public accountants with respect to Eagle and its Subsidiaries, and (ii) the unaudited consolidated balance sheet of Eagle and its Subsidiaries as of September 30, 2007 and the related unaudited consolidated statements of operations, changes in stockholders’ equity and cash flows for the periods then ended as reported in Eagle’s Quarterly Report on Form 10-Q for the period ended September 30, 2007 and September 30, 2006 and filed with the SEC under the Exchange Act. The September 30, 2007 consolidated balance sheet of Eagle (including the related notes, where applicable) fairly present the consolidated financial position of Eagle and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.5 hereof (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of Eagle and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with published rules and regulations with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The fiscal year-end audits of Eagle and its Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of Eagle and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.6.                              Regulatory Reports. As of September 30, 2007, Eagle and EagleBank have filed, since that date have filed, and subsequent to the date hereof will file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the SDAT, and (v) the Maryland Department of Financial Regulation (the “DFR”) (all such reports and statements are collectively referred to herein as the “Eagle Reports”). As of their respective dates, the Eagle Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.7.                              Subsidiaries. (a) Eagle directly owns all the shares of the outstanding capital stock of Holdings and EagleBank and all of the capital stock or other equity interests of each entity disclosed as a subsidiary in Exhibit 21 to Eagle’s Quarterly Report on Form 10-Q for the period ended September 30, 2007. Holdings and EagleBank together with all other Eagle and EagleBank subsidiaries are referred to on occasion as “Eagle Subsidiaries” and each individually as an “Eagle Subsidiary.” Except as set forth in Eagle SEC Reports, neither Eagle, Holdings nor EagleBank has any other subsidiaries. No equity securities of EagleBank are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock of EagleBank, and there are no other contracts, commitments, understandings or arrangements by which EagleBank is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of EagleBank so owned by Eagle are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. EagleBank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland and has the corporate power and authority and all necessary federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted. The deposits of EagleBank are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC.

3.8.                              Absence of Material Adverse Changes. Except for events or circumstances disclosed in the Eagle SEC Reports, since December 31, 2006, there has not been any change in the financial condition, results of operations or business of Eagle and the Eagle Subsidiaries that has had, or may be reasonably expected to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole, or on the ability of Eagle and Holdings to consummate the transactions contemplated hereby. Nothing herein contained shall be deemed to admit or give rise to any implication that any events disclosed in the Eagle SEC Reports has had, or may be reasonably expected to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole, or on the ability of Eagle to consummate the transactions contemplated hereby

3.9.                              Litigation and Other Proceedings. Neither Eagle nor Holdings is a party to any pending, or, to the knowledge of Eagle and Holdings, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have, a material adverse effect on the capacity of Eagle and Holdings to consummate the transactions contemplated hereby.

3.10.                        Proxy Statement, Etc. None of the information supplied or to be supplied by and relating to, Eagle, for inclusion, or included, in (i) the Proxy Statement (as defined in Section 5.3 below) to be mailed to the shareholders of Eagle and Fidelity in connection with the Shareholder Meetings (as defined in Section 5.3 below), (ii) the Registration Statement (as defined in Section 6.2) and (iii) any other documents to be filed with any regulatory agency in connection with the transactions contemplated hereby will, to the best knowledge of Eagle and at such respective times as such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements, in light of the circumstances in which the they are made therein not misleading. All documents which Eagle and Holdings are responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

3.11.                        Tax and Regulatory Treatment. Neither Eagle nor Holdings has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” under Section 368 of the Code. Eagle and Holdings have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Eagle would deem unduly burdensome, or which would have an adverse impact on their capacity to consummate the transactions contemplated hereby.

3.12.                        Taxes. (a) Eagle and EagleBank have duly filed, or will file, all federal, state, local and foreign tax returns (“Returns”) required by applicable law to be filed on or before the Effective Time (all such Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all taxes required to be paid in respect of the periods covered by such Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Neither Eagle nor EagleBank reasonably believes it has any material liability for any such taxes in excess of the amounts so paid or reserved or accruals so established. Neither Eagle nor EagleBank is delinquent in the payment of any material tax, assessment or governmental charge and has not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed.

(b)                                 No material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitively) against Eagle or EagleBank which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and neither Eagle nor EagleBank has in effect any currently effective power of attorney or authorization to any person to represent it in connection with any taxes.

(c)                                  Eagle and each Eagle Subsidiary has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate taxing authority all material taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all taxes through the end of the last period for which Eagle and the Eagle Subsidiaries ordinarily record items on their respective books. Eagle and each Eagle Subsidiary have withheld or collected from each payment made to its employees the amount of all taxes (including but not limited to federal income taxes, FICA taxes and federal unemployment taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax officers or authorized depositories.

(d)                                 The income and franchise tax returns of Eagle and the Eagle Subsidiaries through the tax year ended December 31, 2003 have been examined and closed or are tax returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(e)                                  Neither Eagle nor any current Eagle Subsidiary has any liability for the taxes of any other person (including any former subsidiary of Eagle or EagleBank), other than Eagle or EagleBank, under 26 CFR 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise.

3.13                           Loans. (a) Each of the loans, including loans held for sale (“Loans”) of EagleBank: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally, and subject to general principles of equity which may limit the enforcement of certain remedies.

(b)                                 Each such loan was made in material compliance with the provisions of applicable law and regulation, including but not limited to the Real Estate Settlement Practices Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Act, and the regulations promulgated thereunder.

(c)                                  No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any such loan exists, and Eagle and EagleBank have no knowledge of any borrower’s inability to repay any of such loans when due, whether or not such borrower is currently in default, except as reflected on Eagle’s classified asset schedule.

3.14                           Sarbanes-Oxley Act. Eagle is in material compliance with the material provisions, including Section 404, of the Sarbanes-Oxley Act of 2002, and the certifications included in the Eagle SEC Reports are, as of the date on which they were made, accurate.

3.15                           Holdings. Eagle represents and warrants to Fidelity as follows:

(a)                                  Organization, Standing and Authority. Holdings is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)                                 Capital Stock. The authorized capital stock of Holdings consists of 1,000 shares of common stock, par value $.01 per share, of which 1,000 shares are outstanding and held of record by Eagle.

(c)                                  Business. Holdings has conducted no business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement.

(d)                                 Authority. Holdings has duly authorized, executed and delivered this Agreement, and this Agreement and the transaction contemplated hereby have been authorized by all corporate action necessary on Holdings’ part. This Agreement is Holdings valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

3.16.                        Compliance with Laws. (a) Eagle and EagleBank have all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Eagle and EagleBank, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Eagle and EagleBank are in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters. Eagle is in compliance with all applicable listing standards of the NASDAQ Stock Market. Neither Eagle nor EagleBank is in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court.

(b)                                 Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Eagle or any of the Eagle Subsidiaries which reasonably could be expected to have a material adverse effect on the business of Eagle and Eagle Subsidiaries taken as a whole. Neither Eagle nor any Eagle Subsidiary is a party or subject to any order, decree, written agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority and neither Eagle nor any Eagle Subsidiary has been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

3.17.                        Fairness Opinion. Eagle has received, on or prior to the date hereof, the written opinion of Sandler O’Neill & Partners, L.P. to the effect that the Merger is fair to the shareholders of Eagle from a financial point of view.

3.18.                        Brokers and Finders. Except for a fee set forth in Section 3.13 of the Eagle Disclosure Schedule, payable to Sandler O’Neill & Partners, L.P., neither Eagle, Holdings, nor any of their officers, directors, employees, or shareholders has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted, directly or indirectly, for Eagle or Holdings, in connection with this Agreement or the transactions contemplated hereby

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIDELITY AND F&T BANK

Except as set forth in the disclosure schedule delivered by Fidelity and F&T Bank to Eagle and Holdings prior to the date hereof (the “Fidelity Disclosure Schedule”), Fidelity and F&T Bank represent and warrant to Eagle and Holdings as follows:

4.1.                              Organization and Authority. Fidelity is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Fidelity is a registered bank holding company under the BHCA, and has the corporate power and authority to own its properties and assets and to carry on its business, and the business of its subsidiaries, as now being conducted and to enter into and carry out its obligations under this Agreement. Fidelity is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of Fidelity and its subsidiaries, taken as a whole. Fidelity has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, financial condition, or result of operations of Fidelity and its subsidiaries, taken as a whole.

4.2.                              Fidelity Subsidiaries. (a)  Fidelity directly owns all outstanding shares of the capital stock of F&T Bank. F&T Bank owns all of the outstanding shares of F&T Mortgage. Fidelity, other than F&T Bank, F&T Bank, other than F&T Mortgage, and F&T Mortgage, do not have any subsidiaries, including financial subsidiaries, and do not own any capital stock or other interests in any entity (including, without limitation, active or inactive corporations, partnerships, joint ventures, trusts and limited liability companies). F&T Bank together with F&T Mortgage and all other Fidelity and F&T Bank subsidiaries are referred to on occasion as “Fidelity Subsidiaries” and each individually as a “Fidelity Subsidiary.” No equity securities of F&T Bank or any other Fidelity Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock of any Fidelity Subsidiary, and there are no other contracts, commitments, understandings or arrangements by which any Fidelity Subsidiary is bound to issue, or Fidelity is bound to cause any Fidelity Subsidiary to issue, additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Each Fidelity Subsidiary, including its jurisdiction of organization, ownership, and nature of business is set forth in Section 4.2 of the Fidelity Disclosure Schedule.

(b)                                 All of the shares of capital stock of each Fidelity Subsidiary so owned by Fidelity are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. F&T Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the corporate power and authority and all necessary federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted. The deposits of F&T Bank are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC. Each other Fidelity Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the corporate power and authorization and all necessary material federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted.

4.3.                              Fidelity and F&T Bank Fidelity Structure. (a) The authorized capital stock of Fidelity consists of 20,000,000 shares of Fidelity Common Stock, par value $.01 per share, of which 4,207,016 shares were issued  outstanding, and 5,000,000 shares of undesignated preferred stock, $.01 par value per share, of which no shares were issued or outstanding. As of the date hereof, there are outstanding Fidelity Options to purchase 507,570 shares of Fidelity Common Stock. Section 4.3 of the Fidelity Disclosure Schedule describes each outstanding Fidelity Option, including the holder, grant date, exercise price, expiration date, number of shares subject to the Fidelity Options and designation as an incentive or nonincentive option. Each Fidelity Option has an exercise price per share equal to at least 100% of the fair market value of the Fidelity Common Stock as of the date of grant. No award other than incentive stock options or nonincentive stock options have been issued under the Fidelity Option Plans. As of the date hereof, there are no other shares of capital stock or other equity securities of Fidelity outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Fidelity, or contracts, commitments, understandings, or arrangements by which Fidelity was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

All of the outstanding shares of Fidelity Common Stock are duly and validly issued, and are fully paid and nonassessable. No shares of Fidelity Common Stock have been issued in violation of the preemptive or preferential rights of any holder of Fidelity capital stock. All of the outstanding shares of Fidelity Common Stock have been issued pursuant to an effective registration statement under the Securities Act, and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws, or pursuant to applicable exemptions from such registration or qualification.

(b)                                 As of the date hereof, the authorized capital stock of Bank consisted of (i) 5,000,000 shares of common stock, $10.00 par value, (“F&T Bank Common Stock”) of which at such date 256,121 shares were issued and outstanding and no shares of F&T Bank Common Stock have been issued since that date. There are no other shares of capital stock or other equity securities of F&T Bank outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of F&T Bank, or contracts, commitments, understandings, or arrangements by which F&T Bank was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

4.4.                              Authorization. (a) The execution, delivery and performance of this Agreement by Fidelity and F&T Bank and the consummation of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Fidelity and F&T Bank and by Fidelity as sole shareholder of F&T Bank, and except for the approval by the shareholders of Fidelity, no other corporate proceedings on the part of Fidelity or F&T Bank are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to shareholder approval, this Agreement is the valid and binding obligation of Fidelity and F&T Bank enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors’ rights generally and subject to general equitable principles which may limit the enforcement of certain remedies.

(b)                                 Neither the execution, delivery and performance of this Agreement by Fidelity and F&T Bank, nor the consummation of the transactions contemplated hereby, nor compliance by Fidelity and F&T Bank with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Fidelity or any Fidelity Subsidiary under any of the terms, conditions or provisions of (x) its Articles of Incorporation or Association or Bylaws or similar organizational or governing document, or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Fidelity or any Fidelity Subsidiary may be bound, or to which Fidelity or any Fidelity Subsidiary or any of the properties or assets of Fidelity or any Fidelity Subsidiary may be subject; or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Fidelity or any Fidelity Subsidiary or any of their respective properties or assets.

(c)                                  Other than in connection or in compliance with the applicable provisions of the MGCL, the MFIC, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the BHCA or the FDIA or any applicable federal or state banking statute (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Fidelity and F&T Bank of the transactions contemplated by this Agreement.

(d)                                 Fidelity and F&T Bank have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Eagle would deem unduly burdensome, or which would have an adverse impact on their capacity to consummate the transactions contemplated hereby.

4.5.                              Fidelity Financial Statements. (a) The (i) audited consolidated balance sheets of Fidelity as of December 31, 2006 and 2005 and the related audited consolidated statements of financial condition, operations, comprehensive income, changes in shareholders’ equity, and cash flows for the two years ended December 31, 2006, and (ii) unaudited consolidated balance sheets of Fidelity as of September 30, 2007 and the related unaudited consolidated statements of financial condition and operations at and for the nine months then ended, copies of which have been furnished by Fidelity to Eagle, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its consolidated results of operations. The audited consolidated balance sheets of Fidelity as of future dates and the related audited consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the periods then ended, which may be provided by Fidelity to Eagle subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its consolidated financial position as of such dates and its consolidated results of operations and cash flows for such periods. The unaudited interim financial statements which may be provided to Eagle subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly the consolidated financial position of Fidelity at the dates, and the consolidated results of operations of Fidelity for the periods stated therein. Together, the audited and unaudited consolidated financial statements referred to in this Section 4.5 are referred to as the “Fidelity Consolidated Financial Statements.”

(b)                                 Without limitation of the foregoing, the allowances for loan losses and the reserves for representations and warranties reflected in the statements of financial condition included in the Fidelity Consolidated Financial Statements were calculated in accordance with GAAP; Fidelity and F&T Bank believe that such allowances and reserves were, as of such dates, adequate to absorb all reasonably anticipated losses in the loan portfolio of Fidelity and F&T Bank, and recourse obligations in respect of Sold Loans (as defined in Section 4.18) in light of the size and characteristics of such portfolios, economic conditions, borrower capacity and other pertinent factors, and no facts have subsequently come to the attention of management of Fidelity or F&T Bank which would cause it to restate in any material way the amount of the allowance for loan losses or reserve for representations and warranties as of any such date.

(c)                                  The unaudited consolidated balance sheet of Fidelity as of October 31, 2007, and the unaudited unconsolidated balance sheets of Fidelity, F&T Bank and F&T Mortgage as of October 31, 2007 set forth in Section 4.5 of the Fidelity Disclosure Schedule, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, the financial positions of such entities as of such date, except as agreed to by Eagle.

4.6.                              Books of Account; Corporate Records; Shareholder List. The books of account of Fidelity and F&T Bank are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of F&T Bank contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of F&T Bank, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder. The minute books of Fidelity and F&T Bank accurately disclose all material corporate actions of their respective shareholders and Board of Directors and of all committees thereof.

4.7.                              Fidelity Reports. (a) As of September 30, 2007, Fidelity and F&T Bank had filed, since that date have filed, and subsequent to the date hereof will file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the SEC; (iv) the SDAT, and (v) the DFR (all such reports and statements are collectively referred to herein as the “Fidelity Reports”). As of their respective dates, the Fidelity Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)                                 As of December 31, 2006, 2005, 2004 and 2003, Fidelity Common Stock was held by fewer than 500 holders of record, as calculated in accordance with Rule 12g5-1 promulgated under the Exchange Act. Fidelity is not aware of any form or manner of holding shares of Fidelity Common Stock which is used primarily to circumvent the provisions of Section 12(g) or 15(d) of the Exchange Act. Neither Fidelity nor F&T Bank is currently required to file reports with the SEC or its primary federal banking regulator pursuant to Section 13 or 15(d) of the Exchange Act. Neither

Fidelity, F&T Bank nor any current or former subsidiary of Fidelity has ever filed a registration statement under the Securities Act or the Exchange Act, or is or was required to do so.

(c)                                  Each prospectus, offering circular, private placement memorandum or other securities offering document used by Fidelity in connection with the sale of Fidelity Common Stock, and all other sales documentation relating thereto, did not contain any false or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.8                                 Absence of Certain Changes. Since  October 31, 2007, there has not been any change, in the nature of the business, results of operations, assets, financial condition, prospects, method of accounting or accounting practice, or manner of conducting the business of Fidelity or the Fidelity Subsidiaries, or otherwise, any of which changes has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Fidelity and the Fidelity Subsidiaries taken as a whole, or on the ability of Fidelity and F&T Bank to consummate the transactions contemplated hereby.

4.9.                              Insurance. All policies of insurance, including policies of title insurance, liability insurance and financial institutions bonds maintained by Fidelity and F&T Bank, including the identity of the carrier, type of coverage, policy limits, expiration, and claims made within the past five (5) years, are set forth in Section 4.9 of the Fidelity Disclosure Schedule. All such policies are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which Fidelity and F&T Bank are engaged, and are sufficient for compliance with all legal requirements and all agreements to which Fidelity or F&T Bank is a party. Neither Fidelity nor Bank is in default with respect to any such policy which defaults, taken as a whole, are material to Fidelity and F&T Bank, taken as a whole.

4.10.                        Properties, Leases and Other Agreements. Except as may be reflected in the Fidelity Consolidated Financial Statements, and except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, Fidelity and F&T Bank have good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the consolidated balance sheet of Fidelity as of December 31, 2006, referred to above in Section 4.5, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases material to Fidelity, pursuant to which Fidelity and F&T Bank, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default by Fidelity and F&T Bank or any event which with notice or lapse of time or both would constitute a default. Section 4.10 of the Fidelity Disclosure Schedule sets forth a complete list and brief description of all real estate owned or leased by Fidelity and F&T Bank (including real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any creditor’s right), and all personal property having a value in excess of $100,000 owned or leased by Fidelity and F&T Bank. Each item of real estate described in Section 4.10 of the Fidelity Disclosure Schedule is in good repair and insurable at market rates; no notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the use or operation of such property has been received by or is known of by Fidelity and

F&T Bank; and there are no condemnation or similar proceedings pending or threatened against any such property or any portion thereof.

4.11.                        Taxes. (a) Fidelity and F&T Bank have duly filed, or will file, all federal, state, local and foreign tax returns (“Returns”) required by applicable law to be filed on or before the Effective Time (all such Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all taxes required to be paid in respect of the periods covered by such Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Neither Fidelity nor Bank will have any material liability for any such taxes in excess of the amounts so paid or reserved or accruals so established. Neither Fidelity nor Bank is delinquent in the payment of any material tax, assessment or governmental charge and has not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed.

(b)                                 No material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitively) against Fidelity or F&T Bank which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and neither Fidelity nor F&T Bank has in effect any currently effective power of attorney or authorization to any person to represent it in connection with any taxes.

(c)                                  Fidelity and each Fidelity Subsidiary has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate taxing authority all material taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all taxes through the end of the last period for which Fidelity and the Fidelity Subsidiaries ordinarily record items on their respective books. Fidelity and each Fidelity Subsidiary have withheld or collected from each payment made to its employees the amount of all taxes (including but not limited to federal income taxes, FICA taxes and federal unemployment taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax officers or authorized depositories.

(d)                                 The income and franchise tax returns of Fidelity and the Fidelity Subsidiaries through the tax year ended December 31, 2003 have been examined and closed or are tax returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

(e)                                  Neither Fidelity nor any current Fidelity Subsidiary has any liability for the taxes of any other person (including any former subsidiary of Fidelity or F&T Bank), other than Fidelity or F&T Bank, under 26 CFR 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise.

4.12.                        Fiduciary Activities. Neither Fidelity nor any Fidelity Subsidiary is directly or indirectly engaged in any fiduciary or custodial activities.

4.13.                        Intangible Property. Fidelity and F&T Bank own or possess the right, free of the claims of any third party, to use all material trademarks, service marks, trade names, copyrights, patents, and licenses currently used by them in the conduct of their respective businesses, each of which is described in Section 4.13 of the Fidelity Disclosure Schedule. No material product or service offered and no material trademark, service mark trade names, copyrights, patents, and licenses or similar right used by Fidelity or F&T Bank infringes any rights of any other person, and, as of the date hereof, neither Fidelity nor Bank has received written or oral notice of any claim of such infringement. Fidelity and F&T Bank are not, and as a result of the execution and delivery of this Agreement or the performance of their obligations hereunder and under the Bank Merger Agreement they will not be, in violation of any material licenses, sublicenses and other agreements as to which the Fidelity or F&T Bank is a party and pursuant to which Fidelity or F&T Bank is authorized to use any third-party patents, trademarks, service marks, and copyrights.

4.14.                        Employee Relations. (a) As of the date hereof, Fidelity and F&T Bank are in all material respects in compliance with all federal and state laws, regulations, and orders respecting employment and employment practices (including Title 7 of the Civil Rights Act of 1964), terms and conditions of employment, and wages and hours, and neither of them is engaged in any unfair labor practice, and there are no pending, or to the knowledge of Fidelity and F&T Bank, threatened actions, suits or proceedings, administrative, arbitrarial, civil, criminal or otherwise, seeking to impose on Fidelity or F&T Bank, any penalty, or to recover any damages from Fidelity or F&T Bank or any person to whom they may be obligated to provide indemnification or defense, as a result of the violation or alleged violation of any of such employment related laws, regulations or orders, and there is no basis for any of the foregoing. As of the date hereof, no dispute exists between Fidelity or F&T Bank and any of their respective employees or employee groups regarding employee organization, wages, hours, or conditions of employment which would materially interfere with the business or operations of Eagle. As of the date hereof, there are no labor or collective bargaining agreements (written or oral) binding upon Fidelity or F&T Bank or to which Fidelity or F&T Bank is a party, and no employment, severance, change in control or consulting agreements binding upon Fidelity or F&T Bank, or to which Fidelity or F&T Bank is a party. As of the date hereof, Fidelity and F&T Bank are not aware of any attempts to organize a collective bargaining unit to represent any of their respective employee groups. All contributions due on or prior to the date hereof to any pension, profit-sharing, or similar plan of Fidelity or F&T Bank have been paid or provided for in accordance with ERISA (as defined in Section 4.15), and all other applicable federal and state statutes and regulations.

(b)                                 (i) Section 4.14 of the Fidelity Disclosure Schedule sets forth each employment contract, deferred compensation, non-competition, bonus, stock option, profit sharing, pension, deferred compensation, retirement, change in control, severance, incentive and insurance arrangement or plan, and any other remunerative or fringe benefit arrangement applicable to Fidelity or F&T Bank, including the amounts currently payable pursuant to any such arrangement.

(ii)  No agreement, plan or arrangement disclosed or required to be disclosed in Section 4.14 of the Fidelity Disclosure Schedule would, as a result of this Agreement, the Merger, the Bank Merger Agreement or Bank Merger require Fidelity, any Fidelity Subsidiary, Eagle or any Eagle Subsidiary to make any payment in an amount which would constitute an “excess parachute payment” under Section 280G of the Code, result in the imposition of any tax under Section 4999 of the Code, the nondeductibility of any portion of such payment, or require any “gross up” payment.

(c)  Each agreement, plan or arrangement of Fidelity or any Fidelity subsidiary that constitutes a “nonqualified deferred compensation plan” or provides for the payment of ‘nonqualified deferred compensation”, within the meaning of Section 409A of the Code and the regulations and administrative guidance promulgated thereunder (“Section 409A”) has been operated in compliance with Section 409A. The execution, delivery and/or consummation of this Agreement, the Bank Merger Agreement, the Merger, the Bank Merger and the transactions contemplated thereby, and the payment or acceleration of the amounts set forth under any agreement, plan or arrangement disclosed or required to be disclosed in Section 4.14 of the Fidelity Disclosure Schedule, shall not result in the payment to any person of any amounts which are required to be reported as “nonqualified deferred compensation” under Section 409A.

4.15.                        ERISA and Benefit Plans. Section 4.15 of the Fidelity Disclosure Schedule sets forth a complete list of Fidelity and any Fidelity Subsidiary’s employee pension benefit plans within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, group insurance plans and all other employee welfare benefits plans within the meaning of Section 3(1) of ERISA, maintained for the benefit of the employees or former employees, including any beneficiaries thereof, and directors or former directors of Fidelity and any Fidelity Subsidiary. Fidelity has delivered to Eagle a true and correct copy of each such employee benefit plan. Other than as set forth in Section 4.15 of the Fidelity Disclosure Schedule, neither Fidelity nor any Fidelity Subsidiary maintains any plans of the type described in this Section.

All “employee benefit plans” (as defined in Section 3(3) of ERISA) comply in all material respects with all applicable provisions of ERISA, the Code, and all other federal, state, or local laws. The assets of Fidelity and the Fidelity Subsidiaries are not subject to any liens under ERISA or the Code with respect to any employee benefit plan of Fidelity or any Fidelity Subsidiary or an Affiliate (as defined below), and no event has occurred, or condition exists, which could subject Fidelity or any Fidelity Subsidiary or their respective assets to a future liability, obligation, or lien arising out of any employee benefit plan of Fidelity or any Fidelity Subsidiary or an Affiliate.

All employee benefit plans currently or previously maintained, sponsored, or contributed to by Fidelity or F&T Bank have been administered, maintained, and operated in accordance with their terms. All contributions, payments, fees or expenses relating to each such employee benefit plan that were deducted by Fidelity or any Fidelity Subsidiary for income tax purposes were properly deductible in the year claimed. There are no actions, claims (other than routine benefit claims made in the ordinary course), proceedings or inquiries, pending or threatened, with respect to any such employee benefit plan, and neither Fidelity nor any Fidelity Subsidiary has any knowledge of any fact which could give rise to any such action, claim, proceeding or inquiry. Neither Fidelity, Bank, nor any other person or entity who or which is a party in interest (as defined in Section 3(14) of ERISA) or disqualified person (as defined in Section 4975(e)(2) of the Code) has acted or failed to act with respect to any such employee benefit plan in any manner which constitutes: (1) a breach of fiduciary responsibility under ERISA; (2) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code; or (3) any other violation of ERISA or the Code. Neither Fidelity nor Bank is obligated to indemnify, reimburse, or contribute to the liabilities or expenses of any person or entity who may have committed or been involved in any such fiduciary breach, prohibited transaction, or ERISA or Code violation. Each such employee benefit plan which is intended to meet the requirements for tax-favored treatment under Subtitle A, Chapter 1 of the Code meets such requirements. Each such employee benefit plan that was intended to constitute a qualified plan under Section 401(a) of the Code has, at all times, been qualified, in form and operation, under Section 401(a) of the Code (including the adoption of all necessary amendments to maintain such qualification) and has received a favorable determination letter; any related trust is and has, at all times, been exempt from income tax, and there has been no development, event, action or omission which could reasonably be expected to adversely affect the qualification or status of any such plan.

Neither Fidelity, F&T Bank nor any Affiliate (as defined below) has ever maintained or contributed to a multiemployer plan (as defined in Section 3(37) of ERISA). All returns, reports, statements, notices, declarations or documents relating to an employee benefit plan that are required by law to be filed with or furnished to any federal, state, or local governmental agency have been timely filed. Any employee benefit plan (including any employee benefit plan of an Affiliate) that is a group health plan (as defined in Section 5000(b)(1) of the Code) has complied in each and every case with the requirements of Sections 601 through 607 of ERISA and Section 4980B of the Code and all other applicable federal, state, and local laws relating to continuation coverage (collectively “COBRA”), and no such plan provides benefits to former employees or their beneficiaries (except to the extent required under COBRA). Each employee benefit plan can be amended, modified, or terminated without participant consent and without additional liability accruing to Fidelity or F&T Bank after the date of Plan termination. For this purpose, liabilities accrued on or before the date of Plan termination shall be limited to the following: (1) in the case of an employee benefit pension plan (within the meaning of Section 3(2) of ERISA), the participant’s “accrued benefit,” as defined in Section 3(23) of ERISA; and (2) in the case of an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA), claims for expenses, costs, or services (including, but not limited to, medical and other health care services) actually performed or incurred before the date of the Plan termination. Any prior amendment, modification, or termination of an employee benefit plan has been made in accordance with the terms of the Plan and applicable law.

For purposes of this Section 4.15, the term Affiliate means an entity included in the group of entities consisting of Fidelity or F&T Bank and all other entities that are treated as part of the same controlled group under Section 414(b), (c), (m) or (o) of the Code.

4.16.                        Contracts; Consents. (a) Neither Fidelity nor F&T Bank is a party to, and no property or assets of Fidelity or F&T Bank is subject to any contract, agreement, commitment, lease, sublease, license, arrangement, understanding or instrument (other than Loans) calling for payments in excess of $100,000 over the term of the contract or in any year (“Material Contract”). Each such Material Contract is valid and in full force and effect, and all parties thereto have in all material respects performed all obligations thereunder required to be performed to date, and are not in material default. Each Material Contract, and each lease of real property reflected in Section 4.10 to the Fidelity Disclosure Schedule, is assumable and assignable without consent of the other party thereto and does not contain any provision increasing or accelerating payments otherwise due, or changing or modifying the provisions or terms of such Material Contract as a result of this Agreement or the transactions contemplated hereby.

(b)                                 Except for the governmental approvals referred to in Section 4.4 and as set forth in Section 4.16 to the Fidelity Disclosure Schedule, no consent, permission acquiescence, approval, or authorization of or by any third party is required to permit Fidelity and F&T Bank to consummate the transactions contemplated hereby, and for Eagle, Holdings and EagleBank to have full use and enjoyment of each asset of Fidelity and F&T Bank.

4.17.                        Related Party Transactions. Neither Fidelity nor F&T Bank has any contract, extension of credit, business arrangement, depository relationship, or other relationship (written or oral) with (i) any present director or executive officer of Fidelity or any Fidelity  Subsidiary; (ii) any shareholder of Fidelity owning 5% or more of the Fidelity Common Stock; or (iii) any Reg O affiliate of the foregoing, except as disclosed in Section 4.17 to the Fidelity Disclosure Schedule. Each extension of credit disclosed in Section 4.17 to the Fidelity Disclosure Schedule has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms-length transactions, and does not involve more than the normal risk of collectibility or present other unfavorable features.

4.18.                        Loans. (a) Each of the loans, including loans held for sale (“Loans”) of F&T Bank: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally, and subject to general principles of equity which may limit the enforcement of certain remedies.

(b)                                 Each such loan was made in compliance with the provisions of applicable law and regulation, including but not limited to the Real Estate Settlement Practices Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Act, and the regulations promulgated thereunder.

(c)                                  No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any such loan exists, and Fidelity and F&T Bank have no knowledge of any borrower’s inability to repay any of such loans when due, whether or not such borrower is currently in default.

(d)                                 Neither Fidelity nor any Fidelity Subsidiary is a party to any oral loan or oral extension of credit.

(e)                                  To the best of the knowledge of Fidelity and the Fidelity Subsidiaries, neither Fidelity nor any Fidelity Subsidiary has any liability or obligation to repurchase or reacquire any Loan, or purchase collateral in respect of any Loan, which was held for sale and which has previously been sold in the ordinary course of Fidelity’s discontinued mortgage origination/brokerage business (whether or not such loan has subsequently been reacquired by Fidelity or any Fidelity Subsidiary) (“Sold Loans”), or to make any payment on any Sold Loan, or to make any payment to, reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, the purchaser (or subsequent purchaser) of any Sold Loan in respect of such Sold Loan, or is otherwise subject to any liability or recourse in respect of any Sold Loan. To the best of the knowledge of Fidelity and F&T Bank, neither Fidelity nor any Fidelity Subsidiary has any liability to any borrower as a result of the manner in which a Sold Loan was originated. Section 4.18(e) of the Fidelity Disclosure Schedule sets forth detail with respect to any exceptions hereto, including but not limited to the nature and extent of the liability, any limits (in time or dollar amount) on such liability, the basis of such liability, the instrument under which such potential liability arises, the nature and amount of Loans resulting in such liability and the identity of the party to whom Fidelity or F&T Bank may have such liability.

(f)                                    To the best of the knowledge of Fidelity and the Fidelity Subsidiaries, no Sold Loan was originated in violation of the representations and warranties contained or incorporated by reference in any contract or agreement pursuant to which such Loan was sold or assigned, including but not limited to any representation or warranty regarding the absence of fraud, misstatement of a material fact, omission of a material fact or a fact necessary to make the information provided not misleading, regarding the loan, the loan collateral, the borrower or the credit-worthiness of borrower), and any representation or warranty regarding the absence of any fact, circumstance or condition which would cause, or would reasonably be expected to cause, the purchaser of the Sold Loan, any subsequent purchaser, securitizer or guarantor of such loan (including but not limited to FNMA, FHLMC, GNMA, FHA or the VA) to regard such loan as unacceptable as an investment, ineligible for insurance, or which would otherwise cause them to consider the value or marketability of such loan to be adversely affected.

(g)                                 Neither Fidelity nor any Fidelity Subsidiary currently services any Loan, including any Sold Loan, not currently held in portfolio, for any third party. The servicing and collection practices of Fidelity and each Fidelity Subsidiary with respect to Sold Loans at all times complied with applicable laws, and was in accordance with the terms and conditions of the agreements pursuant to which such Sold Loans were sold, whether such servicing was conducted by Fidelity, a Fidelity Subsidiary, their respective affiliates, a third party or a servicing agent of any of the foregoing.

4.19.                        Deposits. None of the deposits of F&T Bank are “brokered” deposits as such term is defined in the rules and regulations of the FDIC or are subject to any lien, encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of Fidelity or F&T Bank.

4.20.                        Environmental Matters. Fidelity and F&T Bank have no knowledge, information or reason to believe that any environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance is being or has been generated, used, stored, processed, disposed of, discharged at, or was or is otherwise present at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor’s right) or leased by Fidelity or F&T Bank, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by Bank, except as disclosed in Section 4.20 of the Fidelity Disclosure Letter. There is no legal, administrative, arbitrarial or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on Fidelity or F&T Bank of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, pending or, to the knowledge of Fidelity or F&T Bank, threatened against Fidelity or F&T Bank; and there is no reasonable basis for any of the foregoing; and neither Fidelity nor F&T Bank is subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

4.21.                        Litigation and Other Proceedings. Neither Fidelity nor any Fidelity Subsidiary is a party to any pending, or, to the knowledge of Fidelity and Fidelity Subsidiaries, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations, business, properties or prospects of Fidelity or any Fidelity Subsidiary taken as a whole, and there is no basis for any of the foregoing. Section 4.21 of the Fidelity Disclosure Schedule sets forth a complete and accurate list of all pending actions, suits, investigations or proceedings to which Fidelity or any Fidelity Subsidiary is a party or which relate to any portion of their respective assets, and threatened actions, suits, investigation or proceedings of which Fidelity or any Fidelity Subsidiary have knowledge, to which Fidelity or F&T Bank believes one or both may become a party or which relate to any portion of their respective assets. Fidelity and F&T Bank do not have any knowledge of any pending or threatened action, suit or proceeding which presents a claim to prohibit, restrict or restrain the transactions contemplated hereby.

4.22.                        Absence of Undisclosed Liabilities. Except as reflected, noted and/or adequately reserved against in the Fidelity Consolidated Financial Statements as of December 31, 2006, Fidelity and the Fidelity Subsidiaries have no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP. Fidelity and the Fidelity Subsidiaries have not incurred, since December 31, 2006, any such liability, other than liabilities of the same nature as those set forth in the balance sheet, all of which have been incurred in the ordinary course of business as conducted prior to December 31, 2006.

4.23.                        Compliance with Laws. (a) Fidelity and F&T Bank have all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Fidelity and F&T Bank, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Fidelity and F&T Bank are in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters. Fidelity and F&T Bank have not violated, and do not violate, in any material respect, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation now in effect. Neither Fidelity nor F&T Bank is in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court.

(b)                                 Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Fidelity or any of the Fidelity Subsidiaries which reasonably could be expected to have a material adverse effect on the business of Fidelity and the Fidelity Subsidiaries taken as a whole. Neither Fidelity nor any Fidelity Subsidiary is a party or subject to any order, decree, written agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority and neither Fidelity nor any Fidelity Subsidiary has been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

4.24.                        Accounting and Internal Controls. (a) Fidelity and F&T Bank have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Fidelity and F&T Bank, (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to institutions such as Fidelity and F&T Bank or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (iii) access to the material properties and assets of Fidelity and F&T Bank is permitted only with general or specific authorization of the Board of Directors and the duly authorized officers of Fidelity and F&T Bank, and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences. Fidelity and F&T Bank are not subject to the Sarbanes-Oxley Act of 2002, as amended, and nothing contained in this Section 4.24 shall be construed as a representation that the internal accounting controls of Fidelity and F&T Bank are, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act of 2002, as amended.

(b) Since December 31, 2005 (i) neither Fidelity nor any Fidelity Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of Fidelity or any Fidelity Subsidiary, including but not limited to any complaint, allegation, assertion or claim that Fidelity or any Fidelity Subsidiary has engaged in any questionable accounting or auditing practice; and (ii) no attorney representing Fidelity or any Fidelity Subsidiary has reported to their respective Boards of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by Fidelity or any Fidelity Subsidiary or any of their respective officers, directors, employees or agents.

4.25.                        Proxy Statement, Etc. None of the information supplied or to be supplied by Fidelity or F&T Bank for inclusion, or included, in (i) the Proxy Statement; (ii) the Registration Statement; or (iii) any other documents to be filed with any regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading in light of the circumstances in which the statement was made. All documents which Fidelity or F&T Bank is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby, and all information provided by Fidelity or F&T Bank to Eagle for inclusion in any such filings by Eagle, will comply as to form in all material respects with the provisions of applicable law.

4.26.                        Anti-Takeover Provisions. Fidelity, F&T Bank and each other Fidelity Subsidiary has taken all actions required to exempt such company, this Agreement, the Merger and the Bank Merger, and the transaction contemplated hereby and by the Bank Merger Agreement, from any provisions of an antitakeover nature contained in their organizational documents or the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “affiliate transaction”, “control share acquisition” or similar laws or regulations (“Takeover Laws”), including but not limited to Sections 3-601 through 3-604 and Section 3-701 through 3-709 of the MGCL.

4.27.                        Derivative Instruments. Neither Fidelity nor any Fidelity Subsidiary is party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the account of Fidelity, or for the account of one or more of the Fidelity Subsidiaries or their customers.

4.28.                        Tax and Regulatory Treatment. Neither Fidelity nor any Fidelity Subsidiary has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). Fidelity and F&T Bank have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Eagle would deem unduly burdensome, or which would have an adverse impact on their capacity to consummate the transactions contemplated hereby.

4.29.                        Fairness Opinion. Fidelity has received, on or prior to the date hereof, the written opinion of Milestone Advisors, LLC to the effect that the Merger is fair to the shareholders of Fidelity from a financial point of view.

4.30.                        Brokers and Finders. Except for the fee set forth in Section 4.30 of the Fidelity Disclosure Schedule payable to Milestone Advisors, LLC, neither Fidelity nor F&T Bank, nor any of their officers, directors, employees, or shareholders has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted, directly or indirectly, for Fidelity or F&T Bank, in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

5.1 Forbearance by Fidelity and F&T Bank. From the date hereof until the Effective Time, Fidelity and F&T Bank covenant and agree that each will not do, or agree or commit to do, and Fidelity and F&T Bank covenant and agree that without the prior written consent of Eagle they will not permit any Fidelity Subsidiary to do or agree or commit to do, any of the following:

(a)                                  except as in the ordinary course of business consistent with past practice, enter into or assume any Material Contract, make any material commitment, incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, acquire or dispose of any material property or asset, or engage in any transaction not in the ordinary course of business consistent with past practice, or subject any of Fidelity’s or F&T Bank’s assets or properties to any lien, claim, charge or encumbrances whatsoever;

(b)                                 grant any increase in compensation to its employees or officers or directors, or pay any bonus, or effect any increase in retirement benefits to any class of employees or its officers (unless any such change shall be required by applicable law), except for (i) annualized increases in base salary for officers and employees not in excess of 5% of Fidelity’s aggregate payroll, and not in excess of 5% for any employee (with increases of up to 10% for any individual employee being permitted with the prior written consent of Eagle) and (ii) bonuses with respect to 2007 to employees and officers in an aggregate amount of not more than $650,000;

(c)                                  declare, set aside or pay any dividend or other distribution on any class of its capital stock, whether payable in cash, stock or other property;

(d)                                 redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than pursuant to the tender of shares of Fidelity Common Stock in payment of the exercise price of Fidelity Options, or the withholding obligations related to the exercise of Fidelity Options); merge into any other corporation or bank or permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank; liquidate, sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with past practice or as expressly required by this Agreement; or agree to do any of the foregoing;

(e)                                  open, or file an application with any federal or other regulatory agency with respect to the opening, closing or relocation of any office, branch or banking facility, or the acquisition, establishment or divestiture of any banking or nonbanking facility;

(f)                                    issue any shares of its capital stock except in connection with the exercise of Fidelity Options properly granted prior to the date hereof, or permit any share of its capital stock held in its treasury to become outstanding; issue or grant, or extend or modify the terms of any option, warrant, or other right to acquire Fidelity Common Stock (provided that nothing contained herein shall prohibit the issuance of option agreements to Barry Watkins with respect to reflect the November 7, 2007 grant of Fidelity Options to purchase 23,000 shares of Fidelity Common Stock, at an exercise price of $11.50 per share);

(g)                                 issue any new or replacement certificate for any shares of Fidelity Common Stock purported to have been lost stolen or destroyed, except upon receipt of appropriate affidavits of loss and purchase by the shareholder of an indemnity bond from a third party insurer regularly engaged in the issuance of such bonds;

(h)                                 amend its Articles or Articles of Incorporation or Bylaws, or similar charter documents;

(i)                                     effect any capital reclassification, stock dividend, stock split, consolidation of shares or similar change in capitalization;

(j)                                     take, cause or permit the occurrence of any change or event which would render any of its representations and warranties contained herein untrue in any material respect;

(k)                                  (i) enter into any related party transaction of the type contemplated by Section 4.17 hereof, except for transactions relating to deposit relationships or the extension of credit in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for comparable transactions with unaffiliated parties, and which do not present more than the normal risk of collectibility or other unfavorable features, and in respect of which disclosure has been made to Eagle prior to disbursement;

(ii) cancel without payment in full, or modify in any material respect any contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of Fidelity or any Fidelity Subsidiary, or any member of the immediate family of the foregoing, or any related interest of any of the foregoing;

(l)                                     solicit, encourage, or authorize any person, including but not limited to directors, officers, shareholders, or employees, to solicit from, or communicate with, any third party, or facilitate inquiries or the making of proposals relating to any Acquisition Proposal (as defined in Section 6.12); or except as provided in Section 6.12, provide any such third party with information or assistance or negotiate or conduct any discussions with any such third party to facilitate such inquiries or to obtain an Acquisition Proposal, or continue any such activities in progress on the date hereof;

(m)                               knowingly take any action which would (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the ability of the transactions contemplated hereby to constitute a reorganization under Section 368 of the Code, or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement;

(n)                                 enter into any new line of business, or change its lending, investment, assets liability management, risk management, deposit pricing, or other material banking or operating policies and procedures in any material manner;

(o)                                 adopt, enter into or amend any employment, consulting, change in control, or severance agreement, arrangement or policy with or with respect to any officer, employee or director;

(p)                                 make or renew any loan or other extension of credit to any person (including, in the case of an individual, his or her immediate family) that (directly or indirectly through a related interest or otherwise) owes, or would as a result of such loan or extension of credit or renewal owe, Fidelity or any Fidelity Subsidiary more than an aggregate of three million dollars;

(q)                                 accept or renew any brokered deposits, or accept or renew any time deposits or certificates of deposit at a rate in excess of  the rate for comparable products shown in Eagle’s most recently published rate sheet, plus 50 basis points;

(r)                                    purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than 1.0 years, or any asset-backed security;

(s)                                  make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $300,000;

(t)                                    make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP;

(u)                                 originate or make any mortgage loan for the purposes of sale into the secondary market, except for origination of conforming FNMA and FHLMC loans and modification of existing loans that were originated by F&T Mortgage; or

(v)                                 settle any material litigation without prior notice to Eagle;

5.2 Conduct of Business. From the date hereof until the Effective Time, Fidelity and F&T Bank covenant and agree that, except as otherwise consented to by Eagle in writing it shall, and Fidelity shall cause F&T Bank and each other Fidelity Subsidiary to:

(a)                                  carry on its business, and maintain its books of account and other corporate records, in the ordinary course consistent with past practice and applicable legal and regulatory requirements;

(b)                                 to the extent consistent with prudent business judgment, use all reasonable efforts to preserve its present business organization, to retain the services of its officers and employees, and maintain customer and other business relationships;

(c)                                  maintain all of the structures, equipment, and other real and personal property of Fidelity and the Fidelity Subsidiaries in good repair, order and condition, ordinary wear and tear and unavoidable casualty excepted;

(d)                                 use all reasonable efforts to preserve or collect all material claims or causes of action of Fidelity and the Fidelity Subsidiaries;

(e)                                  keep in full force and effect all insurance coverage maintained by Fidelity or the Fidelity Subsidiaries;

(f)                                    perform in all material respects all obligations under all Material Contracts, except where it will not have a material adverse affect;

(g)                                 comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Fidelity and the Fidelity Subsidiaries and the conduct of their respective businesses;

(h)                                 at all times maintain the allowance for loan losses and the reserve for representations and warranties at levels which are adequate, respectively, to absorb reasonably anticipated losses in the loan portfolio and recourse obligations in respect of Sold Loans, in accordance with GAAP and regulatory requirements;

(i)                                     promptly following receipt, and prior to taking any action in respect thereof, advise Eagle of any request to repurchase or reacquire any Sold Loan, or to make any payment in respect of any Sold Loan, or to indemnify any person in respect of a Sold Loan;

(j)                                     terminate, on or before the Closing Date, the Fidelity 401(k) Plan (“401(k) Plan”);

(k)                                  cooperate fully with Eagle to make Fidelity and F&T Bank employees available at reasonable times for training prior to Closing,; provided that such cooperation does not materially interfere with their duties with Fidelity and F&T Bank;

(l)                                     make appropriate staff of Fidelity and F&T Bank available to assist in the systems and operations conversion, provided that such cooperation does not materially interfere with their duties with Fidelity and F&T Bank;

(m)                               use the proceeds of the sale of mortgage loans held for sale by F&T Mortgage to pay down the warehouse line of credit extended by the Bank;

(n)                                 not later than immediately prior to Closing, establish and take, such charge-offs, reserves, lower of cost or market (“LOCOM”) allowances or adjustments, and accruals as Eagle may reasonably request to conform Fidelity’s and Fidelity Subsidiaries’ loan, accrual, reserve and other accounting policies to those of Eagle; and

(o)                                 use its best efforts to wind-down the operations of F&T Mortgage, including termination of licenses, loan sale agreements, leases, other material agreements relating to the operations of F&T Mortgage.

5.3 Approval of Shareholders. (a) Subject to the effectiveness of the Registration Statement (defined in Section 6.2 below), Fidelity shall cause a meeting of its shareholders (the “Fidelity Shareholder Meeting”) to be held as soon as reasonably possible, but no later than sixty (60) days after the effectiveness of the Registration Statement, for the purpose of considering the approval of the Merger and adoption of this Agreement. Fidelity shall cause to be distributed to each shareholder of record of Fidelity (according to the transfer records of Fidelity as of the record date for the Fidelity Shareholder Meeting), such material required by applicable statutes and regulations including but not limited to a copy of the joint Prospectus/Proxy Statement (the “Proxy Statement”) to be prepared by Eagle in connection with the Merger and to be included in the Registration Statement. The Proxy Statement shall be mailed by Fidelity on the date (the “Mailing Date”) at least twenty (20) business days prior to the date of the Fidelity Shareholder Meeting. Except as contemplated by Section 6.12, the Board of Directors of Fidelity shall recommend to its shareholders that they vote the shares held by them to approve the Merger and to adopt this Agreement and Fidelity shall use its best efforts in good faith to obtain its shareholders’ approval of the Merger in accordance with Maryland law.

(b)                                 Subject to the effectiveness of the Registration Statement, Eagle shall cause a meeting of its shareholders (the “Eagle Shareholder Meeting” and together with the Fidelity Shareholder Meeting, the “Shareholder Meetings”) to be held as soon as reasonably possible, but no later than sixty (60) days after the effectiveness of the Registration Statement, for the purpose of considering the approval of the issuance of shares of Eagle Common Stock pursuant to this Agreement. Eagle shall cause to be distributed to each shareholder of record of Eagle (according to the transfer records of Eagle as of the record date for the Eagle Shareholder Meeting), such material required by applicable statutes and regulations including but not limited to a copy of the Proxy Statement. The Proxy Statement shall be mailed by Eagle on the Mailing Date. The Board of Directors of Eagle shall recommend to its shareholders that they vote the shares held by them to approve the issuance of shares of Eagle Common Stock pursuant to this Agreement and Eagle shall use its best efforts in good faith to obtain its shareholders’ approval of the Merger in accordance with Maryland law and the listing requirements of Nasdaq.

5.4.                              Conduct of Business by Eagle. (a) Eagle and Holdings each covenant that it shall, from the date hereof until the Effective Time, use its best efforts to: (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its and its subsidiaries’ customer and other business relationships.

(b)                                 Eagle and Holdings each covenants that from the date hereof until the Effective Time, it shall not, without the prior written consent of Fidelity, knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368 of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement.

(c)                                  Eagle covenants that from the date hereof until the Effective Time, it shall not, without the prior written consent of Fidelity: (i) amend, repeal or modify any provision of its Articles of Incorporation or bylaws in a manner which would adversely affect Fidelity, Fidelity shareholders or the transactions contemplated by this Agreement; or (ii) make or pay any extraordinary one-time dividend or distribution on shares of Eagle Common Stock, other than any distribution or dividend payable in shares of Eagle Common Stock which would result in the adjustment of the Conversion Ratio pursuant to Section 2.1(b)(iii) hereof (it being expressly agreed that nothing contained herein shall limit the ability of Eagle to pay its regular quarterly dividend, or to increase the amount thereof).

(d)                                 Eagle and Holdings covenant that from the date hereof until the Effective Time, they will comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Eagle and Eagle Subsidiaries and the conduct of their respective businesses.

(e)                                  Eagle covenants that from the date hereof until the Effective Time, except with respect to the purchase of loans and/or securities in the ordinary course of business consistent with past practice, it shall not acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business or properties of any other entity.

(f)                                    Eagle and Holdings covenant that from the date hereof until the Effective Time, they will at all times maintain the allowance for loan losses at a level which is adequate, respectively, to absorb reasonably anticipated losses in the loan portfolio and recourse obligations in respect of Loans, in accordance with GAAP and regulatory requirements.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Access and Information. Fidelity and F&T Bank shall afford to Eagle, and to Eagle’s accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours of Fidelity and F&T Bank, during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to Eagle (a) except as prohibited by law, a copy of each report, schedule and other document filed or received by it during such period with or from (i) the DFR; (ii) Federal Reserve Board or (iii) the FDIC; and (b) all other information concerning its business, assets, properties and personnel as Eagle may reasonably request. Eagle and its accountants, counsel, financial advisors and other representatives will request permission for all such access in advance, and all such access will be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Fidelity and F&T Bank. Eagle shall cause all information obtained by it or its representatives from Fidelity and F&T Bank pursuant to this Agreement or in connection with the negotiation thereof, including, without limitation, the schedules hereto, to be treated as confidential and shall not use, nor knowingly permit others to use, any such information for any purpose other than in connection with the transactions contemplated hereby, unless such information becomes generally available to the public or is required to be disclosed pursuant to the order of a court of competent jurisdiction or otherwise in accordance with applicable law, and in the event of the termination of this Agreement shall promptly return all documents (including copies thereof) obtained hereunder from Fidelity and F&T Bank, and shall destroy all copies of any analyses, compilations, notes, studies or other documents prepared from any such material for their use. Fidelity and F&T Bank agree that they shall cause all information obtained by them or their representatives from Eagle or EagleBank pursuant to this Agreement or in connection with the negotiation thereof, including, without limitation, the schedules hereto, to be treated as confidential and shall not use, nor knowingly permit others to use, any such information for any purpose other than in connection with the transactions contemplated hereby, unless such information becomes generally available to the public or is required to be disclosed pursuant to the order of a court of competent jurisdiction or otherwise in accordance with applicable law, and in the event of the termination of this Agreement shall promptly return all documents (including copies thereof) obtained hereunder from Eagle or EagleBank, and shall destroy all copies of any analyses, compilations, notes, studies or other documents prepared from any such material for their use.

(b)                                 Eagle agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Fidelity and its authorized representatives access (during normal business hours) to Eagle’s personnel, books and records as Fidelity may reasonably request.

6.2 Registration Statement; Applications; Cooperation. (a) Registration Statement. (i) Subject to the receipt of necessary information regarding Fidelity required to be included therein, Eagle shall prepare and file with the SEC a registration statement (the “Registration Statement”) with the SEC on Form S-4 under the Securities Act, containing the Proxy Statement to be used in connection with the Shareholder Meetings, as promptly as practicable, and shall use its best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable.

(ii) The parties hereto agree, that at the time the Registration Statement becomes effective and at the Mailing Date of the Proxy Statement, the Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act, and the Registration Statement, at the time it becomes effective, and the Proxy Statement, in either case as amended or supplemented by any amendment or supplement filed with the SEC, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date included therein shall be deemed to modify information of an earlier date, and with respect to either party, the foregoing statement shall not apply to statements in or omissions from the Registration Statement or Proxy Statement made in reliance upon and in conformity with information furnished by the other party for use in the Registration Statement or Proxy Statement. After becoming aware of any statement or omission which renders the statement set forth in the preceding sentence not true or correct, Eagle will promptly amend, supplement or revise such material in order to make the statement in the preceding sentence true and correct at all times up to and including the Effective Time. Eagle shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Eagle Common Stock in the Merger.

(iii) Fidelity agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with Eagle in the preparation and filing of the Registration Statement, including, but not in limitation, by providing on a prompt basis information requested by Eagle for inclusion in the Registration Statement, and by providing comments on drafts on a timely basis. Fidelity, and its legal, financial and accounting advisors, shall have the right to review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) the Registration Statement. Each of Eagle and Fidelity agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof.

(b)                                 As promptly as practicable after the furnishing by Fidelity and F&T Bank of all information regarding them required to be reflected therein, Eagle and Holdings shall file: (i) the applications and notices with Federal Reserve Board, the DFR, and any other regulatory agency having authority over the Merger, the Bank Merger and the transactions contemplated hereby, required by applicable law and regulation for the consummation of the transactions contemplated by this Agreement, and (ii) any other applications for regulatory or other approvals deemed necessary or appropriate by Eagle and Holdings. Fidelity, and its legal, financial and accounting advisors, shall have the right to review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) the applications prior to their filing. To the extent available, Eagle and Holdings shall request expedited treatment of such applications, and shall take reasonable steps to pursue approval of the applications. Fidelity and F&T Bank agree that they shall, and shall cause their employees, agents, representatives, and advisors to, cooperate with Eagle and Holdings in the preparation and filing of the regulatory applications, including, but not in limitation, by providing on a prompt basis information requested by Eagle, Holdings or their advisors for inclusion in such documents, and by providing comments on drafts of such documents on a timely basis.

6.3 Notice of Actual or Threatened Breach. Each party will promptly give written notice to the other parties upon becoming aware of any impending or threatened occurrence of any event or the failure of any event to occur which might cause or constitute a breach of any of the representations, warranties or covenants made by such party in this Agreement, any other changes or inaccuracies in any data previously given or made available to the other parties, or which might threaten consummation of the transaction contemplated hereby.

6.4                                 Current Information. (a) During the period from the date of this Agreement to the Effective Time, Fidelity and F&T Bank will: (i) cause one or more of its representatives to confer on a regular and frequent basis with representatives of Eagle to report the general status of its ongoing operations; promptly notify Eagle of any material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them, and keep Eagle fully informed with respect to such events.

(b)                                 During the period from the date of this Agreement to the Effective Time, Eagle (i) will cause one or more of its representatives to confer on a regular and frequent basis with representatives of Fidelity and F&T Bank to report its financial condition and its ongoing operations and activities; (ii) will promptly notify Fidelity and F&T Bank of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them, and will keep Eagle fully informed with respect to such events; and (iii) will promptly provide to Fidelity and F&T Bank copies of all regulatory applications required to be filed by Eagle under this Agreement and related correspondence to and from the applicable regulatory authorities.

6.5                                 Litigation and Loans. (a) Fidelity covenants and agrees that it shall, and shall cause the Fidelity Subsidiaries, to use their best efforts in good faith: (i) to settle, or have dismissed by final nonappealable order (“Resolved”), each suit, action, claim and proceeding set forth on Exhibit D; and (ii) sell each Loan set forth on Exhibit D.

(b)                                 (i) In the event that any such litigation is not Resolved prior to Closing, Eagle and Fidelity shall jointly review the status of such litigation and the reserves maintained by Fidelity or any Fidelity Subsidiary with respect to such litigation (including reserves for potential liability in respect of such litigation and fees and expenses to prosecute or defend such litigation until it is Resolved) and shall jointly determine and agree upon the amount, if any, of any increase to such reserves within 15 business days. If Eagle and Fidelity cannot jointly determine such amount within 15 business days, then the amount of such reserves shall be determined, by a law firm, independent of and unaffiliated with Eagle, the Eagle Subsidiaries, Fidelity, the Fidelity Subsidiaries and their respective directors, experienced in the conduct of litigation of the type, scope and complexity of the applicable litigation, such firm (the “Third Party Law Firm”) to be selected and provided instructions as to the methodology to be used in conducting his analysis jointly by counsel to Eagle and Fidelity. The determination of the Third Party Law Firm shall be binding on the parties hereto.

(ii)                                  In the event that any such loan is not sold prior to Closing, Eagle and Fidelity shall jointly review the related LOCOM adjustment and/or allowance for loan losses or other reserves maintained by Fidelity or any Fidelity Subsidiary with respect to such loans and shall jointly determine and agree upon the amount, if any, of any increase to such LOCOM adjustment, allowance or reserves within 15 business days. If Eagle and Fidelity cannot jointly determine such amount within 15 business days,  then the amount of such reserves shall be determined, by an investment banking, loan valuation, banking or financial advisory firm, independent of and unaffiliated with Eagle, the Eagle Subsidiaries, Fidelity, the Fidelity Subsidiaries and their respective directors, experienced in the valuation of loans such as the loans set forth on Exhibit D, such firm (the “Third Party Investment Firm”) to be selected and provided instructions as to the methodology to be used in conducting his analysis jointly by the financial advisors to Eagle and Fidelity. The determination of the Third Party Investment Firm shall be binding on the parties hereto.

(iii)                               The fees and expenses of the Third Party Law Firm and Third Party Investment Firm shall be borne 50% by Eagle and 50% by Fidelity.

(iv)                              If (1) the increase in reserves pursuant to Section 6.5(b)(i) equals or exceeds $7,500,000; or (2) the Third Party Law Firm determined that it cannot determine the appropriate reserves under Section 6.5(b)(i) upon a reasonable basis and such instructions, or cannot make such determination within 45 days, either party shall have the right to terminate this Agreement pursuant to Section 8.1(i).

6.6                                 Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and to the consummation of the Merger and the transactions contemplated hereby. Fidelity agrees that the aggregate expenses of Fidelity, including all fees and expenses of legal counsel, accountants, and financial or other advisors (including Milestone Advisors, LLC), shall not exceed customary amounts (according to the respective industry standard) , and shall report in writing to Eagle, upon request made from time to time, the amount of such fees and expenses.

6.7                                 Filing with the SDAT. Eagle, Holdings and Fidelity shall execute and deliver and use their best efforts to file appropriate Articles of Merger with the SDAT at the earliest practicable date after satisfaction or waiver of the conditions set forth in Article VII hereof.

6.8                                 Miscellaneous Agreements and Consents. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Eagle and Holdings, or Fidelity and F&T Bank, as the case may be, will use their respective best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.9                                 Press Releases and Public Disclosures. Eagle and Fidelity will consult with each other and jointly approve the form, substance and timing of any press release, disclosures to shareholders, staff, customers, and the public at large on matters related to this Agreement or any of the transactions contemplated hereby. Notwithstanding the foregoing, Eagle and Fidelity agree that Eagle and Fidelity shall, promptly following the execution hereof, issue a joint press release announcing the execution of the Agreement and the proposed Merger, and further agree that Eagle and Fidelity shall each be entitled to issue separate press releases announcing the execution of the Agreement and the proposed Merger, a copy of which release will be provided to the other party prior to issuance. Fidelity and F&T Bank acknowledge and agree that Eagle shall file a Current Report on Form 8-K, in accordance with the Exchange Act, following execution hereof, which such filing shall include copies of this Agreement, and such other agreements contemplated hereby as Eagle may deem appropriate.

6.10                           Bank Employees. (a) At and following the Effective Time, Eagle and Holdings shall honor, and Eagle shall be obligated to perform, in accordance with their terms, the contractual rights of current and former employees of Fidelity existing as of the Effective Time, including any severance, employment or “change-in-control” agreements of Fidelity set forth in Section 6.10 of the Fidelity Disclosure Schedule, in each case as the same may be modified or terminated in accordance with the applicable terms thereof. The severance or termination payments which are payable pursuant to such agreements, plans or policies of Fidelity (which have been quantified in reasonable detail as of the date hereof) are set forth in Section 6.10 of the Fidelity Disclosure Schedule.

(b)                                 Subject to the terms of employment agreements in effect as of the date hereof (or to be entered into in connection herewith) and which have been disclosed to Eagle and Holdings on the Fidelity Disclosure Schedule, and subject to Eagle’s determination, in their discretion, to offer continued employment to non-executive officer or executive officer employees of F&T Bank on a case by case basis, Eagle and Holdings shall have no obligation to continue the employment of any Fidelity or F&T Bank employee after the Effective Time. Eagle agrees that each Fidelity or F&T Bank employee who is not under contract and who is involuntarily terminated without cause within 90 days following the Effective Time shall receive a severance payment of one week of pay for every full year of service to Fidelity or F&T Bank, with a minimum of four weeks pay. All Fidelity and F&T Bank employees will be eligible to participate in Eagle’s employee benefit plans on the same basis as similarly situated Eagle employees and will receive credit for prior years’ service in determining eligibility and vesting (but not benefit accruals) under Eagle’s ERISA plans (i.e. employee retirement and welfare plans). In the case of any such ERISA plan under which benefits are provided through insurance, Eagle’s agreement to credit prior service is subject to the consent of the applicable insurer.

(c)                                  Eagle shall use its reasonable efforts to cause medical, dental or health plans of Eagle or any of Eagle Subsidiaries, to (i) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the former employees of Fidelity and F&T Bank who become employees of Eagle or EagleBank (“Continuing Employees”) and their beneficiaries during the portion of the calendar year prior to such participation; and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Continuing Employees on or after the Effective Time to the extent such Continuing Employee had satisfied any similar limitation or requirement under an analogous plan of Fidelity’s prior to the Effective Time.

6.11                           D&O Indemnification. (a) From and after the Effective Time, and through the through the three year anniversary of the Effective Time, Eagle shall indemnify and hold harmless the current and former officers, employees, directors and agents of Fidelity and F&T Bank their Subsidiaries (each an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of any act or omission or other matters existing or  occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Fidelity, F&T Bank or any Fidelity Subsidiary or is or was serving at the request of Fidelity as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Fidelity Articles of Incorporation and Bylaws, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and Fidelity’s articles of incorporation or bylaws, and/or any agreement, arrangement or understanding between Fidelity and such Indemnified Person, as in effect on the date of this Agreement and which been disclosed in Section 6.11 to the Fidelity Disclosure Schedule, to the extent legally permitted to do so; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

(b)                                 Any Indemnified Person wishing to claim indemnification under this Section 6.11 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Eagle, but the failure to so notify shall not relieve the Eagle of any liability it may have to such Indemnified Person if such failure does not actually prejudice the Eagle. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Eagle shall have the right to assume the defense thereof and the Eagle shall not be liable to such Indemnified Persons for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if the Eagle elects not to assume such defense or counsel for the Indemnified Persons advises that there are issues which raise conflicts of interest between the Eagle and the Indemnified Persons, the Indemnified Persons may retain counsel which is reasonably satisfactory to the Eagle, and the Eagle shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Persons (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Persons will cooperate in the defense of any such matter, (iii) the Eagle shall not be liable for any settlement effected without its prior written consent and (iv) the Eagle shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Person in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c)                                  For three years after the Effective Time, there shall be maintained in force (either through the purchase by Fidelity and F&T Bank of tail coverage of Fidelity’s existing officers’ and directors’ liability insurance policy, under Eagle’s existing policy, or another policy), officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person covered by the Fidelity’s and F&T Bank’s officers’ and directors’ liability insurance policy as of the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that, in satisfying its obligation under this Section 6.11, Eagle shall not be obligated to pay premiums for the tail or other policy covering the full three year period in excess of (and Fidelity and F&T Bank shall not pay a premium in excess of) 250% of the amount paid by Fidelity in its last full fiscal year for one year’s coverage, which amount is set forth in Section 6.11 of the Fidelity Disclosure Schedule. Section 6.11 of the Fidelity Disclosure Schedule sets forth each contract, agreement, plan, resolution, charter provision, bylaw provision or other arrangement or understanding pursuant to which Fidelity or any Fidelity Subsidiary has or may have any obligation to indemnify any director, officer employee or agent.

(d)                                 If Eagle or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Eagle or the surviving company shall assume the obligations set forth in this Section 6.11 hereof prior to or simultaneously with the consummation of such transaction. This provision shall survive for a periods set forth in this Section 6.11.

6.12                           Acquisition Proposals. (a) Notwithstanding anything contained in Section 5.1(l) to the contrary, in the event that Fidelity shall receive prior to the Effective Time an Unsolicited Acquisition Proposal (as hereinafter defined) which, in the good faith determination of the Board of Directors of Fidelity, the fiduciary duty of the directors under Maryland law requires that the Board of Directors consider, negotiate, communicate, or provide information with respect to (collectively “communications”), because such Unsolicited Acquisition Proposal is more favorable from a financial point of view to the shareholders of Fidelity than the Merger, which such determination shall be made after receiving the advice of counsel to Fidelity regarding the requirements of the fiduciary duty of the directors under Maryland law, and the advice of Fidelity’s financial advisor as to whether the Unsolicited Acquisition Proposal is more favorable from a financial point of view to its shareholders than the Merger, then Fidelity shall be entitled to engage in such communications.

(b)                                 In the event that the Board of Directors of Fidelity:

(i) approves entering into an agreement for any Unsolicited Acquisition Proposal, or Fidelity and/or F&T Bank consummate any such Unsolicited Acquisition Proposal, then this Agreement shall terminate as of the date of such approval or consummation, and Fidelity and F&T Bank shall be liable for such amounts specified in Section 8.2(b).

(ii) (1) recommends any Unsolicited Acquisition Proposal to the shareholders of Fidelity; (2) shall fail to recommend the Merger to the shareholders of Fidelity in accordance with this Agreement; or (3) withdraws, or adversely modifies, or fails upon request of Eagle to reconfirm its recommendation of the Merger to shareholders of the Merger, and in each case while any unrejected Unsolicited Acquisition Proposal exists; then this Agreement shall terminate as of the date of such event set forth in (1), (2) or (3), and Fidelity and F&T Bank shall be liable for such amounts specified in Sections 8.2(b).

(iii) shall make the determination described in Section 6.1(a) resulting in Fidelity engaging in communications with respect to any Unsolicited Acquisition Proposal, and such communications shall extend for 60 days from the date on which Fidelity provided notice of such Unsolicited Acquisition Proposal to Eagle, and Fidelity shall not have rejected such Unsolicited Acquisition Proposal by the end of the 60 day period, then Eagle shall have the right to terminate this Agreement immediately upon notice to Fidelity, and Fidelity and Fidelity shall be liable for such amounts specified in Section 8.2(b).

It is expressly understood and acknowledged that the sole remedy available to Eagle and Holdings for termination pursuant to this Section 6.12 shall be the amount payable under Section 8.2(b).

(c)                                  For purposes of this Section 6.12:

(i) An “Acquisition Proposal” shall mean any offer or proposal, other than the Merger or the Bank Merger, received by Fidelity or any Fidelity Subsidiary from any person or entity other than Eagle, Holdings or an affiliate of Eagle (including deemed receipt as a result of the public announcement of such proposal by the proponent) regarding: (1) any merger, consolidation, reorganization, business combination, share purchase or exchange, purchase and assumption or similar transaction involving Fidelity or F&T Bank; or (2) any sale, lease, transfer, pledge, encumbrance or other disposition, directly or indirectly, of all, or any substantial portion of, the assets of Fidelity or F&T Bank.

(ii) An “Unsolicited Acquisition Proposal” shall mean any Acquisition Proposal received without violation of the provisions of Section 5.1(l) hereof. Any Acquisition Proposal received by Fidelity or F&T Bank from any person or entity previously contacted by Fidelity or F&T Bank prior to the date hereof, but not contacted after the date hereof in violation of Section 5.1(l) shall be deemed an Unsolicited Acquisition Proposal. Any Acquisition Proposal received as a result of a violation of Section 5.1(l) shall not be deemed an Unsolicited Acquisition Proposal.

(d)                                 Fidelity and F&T Bank shall promptly, and in any event no more than 48 hours after receipt and prior to engaging in communications with the party making the Unsolicited Acquisition Proposal, advise Eagle of, and communicate to Eagle the terms of, and provide Eagle with a copy of, any such Acquisition Proposal or inquiry with respect to an Acquisition Proposal addressed to Fidelity or F&T Bank or of which Fidelity, F&T Bank or their respective executive officers or directors has actual knowledge. Fidelity’s and F&T Bank’s Board of Directors shall use its best efforts to cause its officers, directors, employees, agents and representatives to comply with the requirements of this Section and Section 5.1(l).

6.13.                        Current Public Information. Eagle agrees that it shall, for a period of two (2) years following the Effective Time, use its reasonable efforts to meet the current public information requirements as set forth in paragraph (c) of Rule 144 promulgated under the Securities Act, and will provide those persons providing affiliate letters pursuant to Section 7.2(i) with such other information as they may reasonably require and to otherwise cooperate with such persons to facilitate any sales of Eagle Common Stock issued to such persons pursuant to this Agreement in compliance with the provisions of Rule 144 and/or Rule 145 promulgated under the Securities Act.

6.14.                        No Purchases or Sales of Eagle Common Stock During Market Value Determination Period. Except for purchases of shares of Eagle Common Stock by Eagle in connection with the Eagle’s DRI Plan, and the reacquisition of shares of Eagle Common Stock in connection with the tender of shares of Eagle Common Stock in payment of the exercise price of options or withholding obligations under the Eagle Stock Plans, neither Eagle, Fidelity, any Eagle Subsidiary, any Fidelity Subsidiary, nor any executive officer or director of either Eagle, Fidelity, any Eagle Subsidiary, any Fidelity Subsidiary, nor any shareholder who shall be deemed an “affiliate” of Eagle or Fidelity (as that term is used for purposes of Rule 144 and Rule 145 promulgated under the Securities Act) shall purchase or sell on Nasdaq, or submit a bid to purchase or an offer to sell on Nasdaq, directly or indirectly, any shares of Eagle Common Stock or any options, warrants, rights or other securities convertible into or exchangeable for shares of Eagle Common Stock during the Market Value Determination Period.

6.15.                        Nasdaq Listing. Eagle shall use its best efforts to cause the shares of Eagle Common Stock to be issued in connection with the Merger to be approved for quotation on the Nasdaq Capital Market, subject to official notice of issuance.

6.16.                        Fidelity Options. As soon as reasonably practicable after the Effective Time, Eagle shall deliver to holders of Fidelity Options which have been converted into options to acquire Eagle Common Stock in accordance with the provisions of Section 2.2 hereof, a notice setting forth a statement of the modified terms thereof. Promptly after the Effective Time, Eagle shall file, to the extent available, one or more registration statements on Form S-8, , with respect to the shares of Eagle Common Stock subject to such options held by any employee of Fidelity or F&T Bank (as such term is defined in General Instruction A to form S-8), and shall use its best efforts to maintain the effectiveness of such registration statement or statements for so long as such options remain outstanding.

(b)                                 The Eagle board of directors, or a committee of “non-employee directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will before the Effective Time, adopt a resolution providing that the receipt by the Fidelity insiders of Eagle Common Stock in exchange for shares of Fidelity Common Stock, and of options to purchase shares of Eagle Common Stock upon conversion of Fidelity Options, in each case pursuant to the transactions contemplated hereby, are approved by the Eagle board of directors by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt will be so exempt.

6.17.                        Disclosure. The Fidelity Disclosure Schedule and the Eagle Disclosure Schedule called for by this Agreement shall be updated as of the Closing Date for comparative and information purposes. Disclosure of an item for the first time on such updated schedules shall not be considered in determining the truth or accuracy of any representation or warranty.

ARTICLE VII

CONDITIONS

7.1.                              Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of each of the following conditions:

(a)                                  Shareholder Approval. (i) The Merger and the Agreement shall have been approved by the requisite vote of the shareholders of Fidelity.

(ii) The issuance of shares of Eagle Common Stock pursuant to this Agreement shall have been approved by the requisite vote of the shareholders of Eagle.

(b)                                 Tax Opinion. There shall have been delivered to Eagle and Fidelity, an opinion of Kennedy & Baris, LLP, special counsel to Eagle, in form and substance satisfactory to Eagle and Fidelity to the effect that:

(i)                                     the transactions contemplated by this Agreement will constitute a reorganization within the meaning of Section 368 of the Code;

(ii)                                  no gain or loss will be recognized by Eagle, Holdings, EagleBank, Fidelity or F&T Bank as a result of the transactions contemplated hereby;

(iii)                               the basis of the assets of Fidelity and F&T Bank in the hands of Eagle, Holdings or EagleBank will be the same as the basis of such assets in the hands of Fidelity or F&T Bank immediately prior to the Effective Time;

(iv)                              the holding period of the assets of Fidelity and F&T Bank transferred to Eagle, Holdings and EagleBank will include the period during which such assets were held by Fidelity or F&T Bank prior to the Effective Time;

(v)                                 no gain or loss will be recognized by the shareholders of Fidelity upon the receipt of Eagle Common Stock in exchange for their shares of Fidelity Common Stock (except in respect of cash received in lieu of the issuance of fractional shares of Eagle Common Stock);

(vi)                              the basis of the Eagle Common Stock received by a Fidelity shareholder who exchanges Fidelity Common Stock for Eagle Common Stock will be the same as the basis of the Fidelity Common Stock surrendered in exchange therefor (subject to adjustments required as the result of receipt of cash in lieu of a fractional share of Eagle Common Stock);

(vii)                           cash received by a Fidelity shareholder in lieu of a fractional share interest of Eagle Common Stock will be treated as having been received as a distribution in redemption of the fractional share interest of Eagle Common Stock which he would otherwise be entitled to receive, subject to the provisions and limitations of Section 302 of the Code;

(vii)                           the holding period of the Eagle Common Stock received by the shareholders of Fidelity will include the holding period of the shares of Fidelity Common Stock surrendered in exchange therefore, provided that such shares of Eagle Common Stock are held as a capital asset as of the Effective Time.

Each of Eagle and Fidelity shall provide letters of representation as to factual matters as may reasonably be requested in connection with such opinion as is customary in such transactions.

(c)                                  Regulatory Approvals. Eagle and Holdings shall have received approval of the Merger, Bank Merger and Subsidiary Merger contemplated by this Agreement from the Federal Reserve, the DFR, or any other federal or state regulatory agencies whose approval is required for consummation of such transactions (including those relating to mortgage banking, brokerage or lending activities), and all notice and waiting periods after the granting of any such approval shall have expired.

(d)                                 Registration Statement. The Registration Statement shall have been declared effective and shall remain effective through the Effective Time, and no stop order suspending the effectiveness of the Registration Statement shall have been initiated or threatened. In addition, all state securities and blue sky permits and approvals required to carry out the transactions contemplated hereby shall have been obtained.

(e)                                  Nasdaq Listing. The shares of Eagle Common Stock to be issued in connection with the Merger shall have been approved for listing, upon notice of issuance, on Nasdaq.

7.2.                              Conditions to Obligation of Eagle to Effect the Merger. The obligation of Eagle and Holdings to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a)                                  Representations and Warranties; Corporate Proceedings. Each representation and warranty of Fidelity and F&T Bank set forth in Article IV hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) as of the date of this Agreement and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Eagle and Holdings shall have received a certificate of the President of Fidelity and F&T Bank to that effect. All action required to have been taken by, or on the part of, Fidelity or F&T Bank to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Eagle and Holdings shall have received certified copies of the resolutions evidencing such authorizations.

(b)                                 Performance of Obligations. Fidelity and F&T Bank shall each have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and Eagle and Holdings shall have received a certificate of the President of Fidelity and F&T Bank to that effect.

(c)                                  Permits, Authorizations, Etc. Fidelity and F&T Bank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and Bank Merger in accordance with applicable law and without violation of any Material Contract.

(d)                                 No Material Adverse Change. There shall not have been any material adverse change in the business, operation, assets, financial condition, results of operations or prospects of Fidelity and F&T Bank, taken as a whole. Not in limitation of anything contained herein, material adverse developments in any litigation listed on Exhibit D may be considered in determining whether a material adverse change has occurred.

(e)                                  Regulatory Approvals. Eagle and Holdings shall have received approval of the Merger, Bank Merger and Subsidiary Merger contemplated by this Agreement from the Federal Reserve, the DFR, or any other federal or state regulatory agencies whose approval is required for consummation of such transaction, without the imposition of any condition or conditions that, in the reasonable judgment of Eagle, would have a material adverse effect on the value of the Merger to Eagle (excluding conditions that are ordinarily imposed in connection with transactions of the type contemplated by this Agreement), and all notice and waiting periods after the granting of any such approval shall have expired.

(f)                                    No Injunction. No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

(g)                                 Litigation. At the Effective Time, there shall not be pending or threatened against Fidelity or F&T Bank or the officers, directors or employees thereof in their capacity as such, any suit, action or proceeding (including antitrust actions) which, if successful, would, in the reasonable judgment of Eagle, have a material adverse effect on the financial condition, operations, business or prospects of Fidelity or F&T Bank.

(h)                                 Support Agreement. Each of the directors and executive officers of Fidelity and F&T Bank shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit E.

(i)                                     Affiliate Letters. Fidelity shall deliver or cause to be delivered to Eagle concurrently with the execution of this Agreement, a letter from each officer, director or shareholder of Fidelity and F&T Bank who may be deemed to be an “affiliate” (as defined for purposes of Rules 145 and 405 promulgated under the Securities Act) of Fidelity, substantially in the form attached as Exhibit F hereto. Fidelity shall cause to be delivered to Eagle, such a letter from any person who after the date hereof becomes such an affiliate of Fidelity or F&T Bank, within 10 days of such person becoming an affiliate.

(j)                                     280G Issues. Eagle shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that Fidelity shall have taken any and all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the Code) under any employment, severance or change in control agreement, benefit plans, or similar arrangements between Fidelity or any Fidelity Subsidiary and any officers, directors, or employees thereof.

(k)                                  Employment/Retainer/Consulting Agreements. (i) Eagle shall have received documentation reasonably satisfactory to it that the Employment/Retainer Agreements with Robert P. Pincus and Barry C. Watkins shall be terminated as of the Effective Time without any penalty, fee or cost to Eagle, Holdings, EagleBank, Fidelity or F&T Bank. (ii) F&T Bank shall have paid, prior to Closing, all bonuses to Robert P. Pincus and Financial Solutions, LLC under their Retainer/Consulting agreements for which the applicable production goals shall have been achieved, regardless of whether the date specified for payment shall have been reached. (iii) Robert P. Pincus and Barry C. Watkins shall have, concurrently with the execution of this Agreement entered into new employment agreements with Eagle or EagleBank, on terms and conditions satisfactory to the parties thereto.

(l)                                     Tax Certificate. Fidelity shall have delivered to Eagle a certification dated not more than 30 days prior to the Effective Time, and signed by Fidelity to the effect that Fidelity is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code.

(m)                               Brokers and Finders Fees. Fidelity and F&T Bank shall have paid in full, at or prior to Closing, all amounts owing in respect of the payments contemplated in Section 4.30 hereof.

(n)                                 Third Party Consents. Fidelity and the Fidelity Subsidiaries shall have obtained all material third party consents under any agreement, contract, lease, note, license, permit or other document by which Fidelity and F&T Bank is bound or to which any of their respective properties is subject required for the consummation of the transactions contemplated hereby, except such consents which, individually or in the aggregate do not result in a material adverse effect on the business, operations, assets, financial condition, assets, prospects or results of operations of Fidelity, taken as a whole.

(o)                                 Dissenters. Holders of not more than 9.9% of the outstanding Fidelity Common Stock shall have validly exercised and perfected their rights to dissent from the Merger and demand fair value of their shares of Fidelity Common Stock in accordance with the MGCL.

(p)                                 Fairness Opinion. Eagle shall have received from Sandler O’Neill & Partners, L.P., an updated fairness opinion dated as of a date not later than date of the effectiveness of the Registration Statement, to the effect that the Merger is fair to the shareholders of Eagle from a financial point of view.

(q)                                 Non-compete Agreements. Each of the directors of Fidelity and F&T Bank shall have, concurrently with the execution of this Agreement, entered into a Non-compete Agreement in substantially the form attached hereto as Exhibit G.

(r)                                    Accountants’ Letter. Eagle shall have received from Deloitte & Touche, LLP, independent public accountants to Fidelity, a letter dated the Closing Date, with respect to certain financial information regarding Fidelity, which shall be substantially in the following form:

(i)                                     they are independent public accountants with respect to Fidelity;

(ii)                                  in their opinion the audited financial statements of Fidelity examined by them and included in the Proxy Statement furnished to shareholders of Fidelity and Eagle, or subsequently provided to Eagle and/or the shareholders of Fidelity and Eagle, comply as to form in all material respects with the requirements applicable thereto;

(iii)                               at the request of Fidelity they have carried out procedures to a specified date not more than five business days prior to the Effective Time as follows:  (1) read the unaudited financial statements of Fidelity for the period from the date of the most recent audited financial statements of Fidelity through the last day of the most recent calendar month ended prior to such specified date not more than five days prior to the Effective Time; (2) read the minutes of the meetings of the shareholders and of the Board of Directors (and all committees thereof) of Fidelity from the date of the most recently audited financial statements to a date not more than five days prior to the Effective Time, and (3) consulted with certain officers and employees of Fidelity responsible for financial and accounting matters as to whether there has been any change in Fidelity stock or long-term debt, or any decrease in consolidated net assets or in the total or per-share amounts of net income of Fidelity, and, based on such procedures and except as disclosed in such letter, nothing has come to their attention which would cause them to believe that:

(A)                              the financial statements referred to in (1) above do not fairly present the financial position of Fidelity and the results of its operations and changes in its financial position at the dates and for the periods referred to therein and are not presented in conformity with generally accepted accounting principles applied on a basis consistent in all material respects with that of the most recent audited consolidated statements of Fidelity, except as expressly required by this Agreement or noted in such letter;

(B)                                as of said date not more than five business days prior to the Effective Time, there was any (x) change in the Fidelity stock or long-term debt of Fidelity or (y) decreases in consolidated net assets of Fidelity, in each case as compared with the amounts shown in the balance sheet of Fidelity at the date of the most recent audited financial statements, or for the period from the date of the most recent financial statements to said date not more than five business days prior to the Effective Time, there were any decreases, as compared with the corresponding portion of the preceding fiscal year, in the total or per share amounts of income before extraordinary items or net income, other than, in each case, as set forth in such letter.

The parties hereto acknowledge and agree that the  foregoing letter is not, and the contents shall not be governed as a, “comfort letter” as that term is used for purposes of Statement of Financial Accounting Standards No. 72 , but is an agreed upon procedures letter.

7.3 Conditions to Obligation of Fidelity and F&T Bank to Effect the Merger. The obligation of Fidelity and F&T Bank to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a)                                  Representations and Warranties; Corporate Proceedings. Each representation and warranty of Eagle and Holdings set forth in Article III hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects ) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Fidelity shall have received a certificate of the President of Eagle and Holdings to that effect. All corporate action required to have been taken by, or on the part of, Eagle and Holdings to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Fidelity and F&T Bank shall have received certified copies of the resolutions evidencing such authorizations.

(b)                                 Performance of Obligations. Eagle and Holdings shall have in all material respects performed all obligations required to be performed by them under this Agreement prior to the Effective Time, and Fidelity and F&T Bank shall have received a certificate of the President of Eagle and Holdings to that effect.

(c)                                  No Injunction. No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

(d)                                 Fairness Opinion. Fidelity shall have received from Milestone Advisors, LLC, an updated fairness opinion dated as of a date not later than the date of the effectiveness of the Registration Statement, to the effect that the Merger is fair to the shareholders of Fidelity from a financial point of view.

(e)                                  Employment Agreements. Eagle shall enter into new employment agreements with Robert P. Pincus and Barry C. Watkins on terms and conditions satisfactory to the parties.

(f)                                    Eagle Options  Pursuant to Section 2.2 of this Agreement, Acquire shall have assumed the Fidelity Option Plans.

(g)                                 Merger Consideration. Eagle shall have deposited with the Exchange Agent, or authorized and directed the Exchange Agent to issue, the Merger Consideration to be paid to holder of Fidelity Common Stock in accordance with the provisions of Article II hereof.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)                                  by mutual consent of all parties hereto;

(b)                                 by either Eagle and Holdings or Fidelity and F&T Bank, at any time after November 30, 2008, if the Merger shall not theretofore have been consummated, unless (i) the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein or; (ii) the date reflected in this Section 8.1(b) shall be extended in writing by all of the parties hereto, provided, however that if Fidelity or F&T Bank engages in communications in violation of Section 5.1(l),

Fidelity and F&T Bank shall not be entitled to terminate this Agreement pursuant to provisions of Section 8.1(b);

(c)                                  (i) by Fidelity and F&T Bank, at any time after the date hereof, on 45 days written notice, if the aggregate amount of charges, charge-offs, provisions for loan losses, valuation adjustments on loans held for sale, and litigation reserves (collectively for purposes of this subsection, “charges”) impacting Eagle after the date hereof and through the date of notice, exceeds 15% of Eagle’s adjusted book value as of September 30, 2007, as set forth in Section 2.1(b), provided that such termination notice shall be of no effect if the aggregate amount of charges is reduced (other than as a result of earnings) to below 15% Eagle’s book value during such 45 day notice period, or (ii) by Eagle, at any time after the date hereof, on 45 days written notice, if the aggregate amount of charges, charge-offs, provisions for loan losses, valuation adjustments on loans held for sale and litigation reserves (collectively for purposes of this subsection, “charges”) impacting Fidelity or F&T Bank after the date hereof and through the date of notice, exceeds 15% of Fidelity’s book value as of September 30, 2007, provided that such termination notice shall be of no effect if the aggregate amount of charges is reduced (other than as a result of earnings) to below 15% Fidelity’s book value during such 45 day notice period;

(d)                                 (i) by Fidelity and F&T Bank, in the event of the material breach by Eagle of any material representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within thirty (30) days of delivery of written notice of breach, provided that no cure period shall be available for a breach involving the provisions of Section 5.4(e), or (ii) by Eagle and Holdings, in the event of the material breach by Fidelity or F&T Bank of any material representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within of thirty (30) days of delivery of written notice of breach, provided that no cure period shall be available for a breach involving the provisions of Section 5.1(l);

(e)                                  by either Fidelity and F&T Bank or Eagle and Holdings if any governmental or regulatory approval required for consummation of the Merger and the transactions contemplated hereby shall have been denied by final, non-appealable order, or any such denial shall not have been appealed within the time available for such appeal;

(f)                                    by either Fidelity and F&T Bank or Eagle and Holdings, in the event that any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in 8.1(b) of this Agreement, provided that terminating party(ies) shall not be in breach of a material representation, warranty or covenant of this Agreement at the time of termination pursuant to this Section 8.1(f);

(g)                                 by either Fidelity and F&T Bank or Eagle and Holdings, in the event that: (i) the Merger and the Agreement are not approved by the requisite vote of the shareholders of Fidelity at the Fidelity Shareholder Meeting; or (ii) the issuance of shares of Eagle Common Stock pursuant to this Agreement is not approved by the requisite vote of the shareholders of Eagle at the Eagle Shareholder Meeting;

(h)                                 by either Fidelity and F&T Bank or Eagle and Holdings, in accordance with the provisions of Section 6.12(b);

(i)                                     by either Fidelity and F&T Bank or Eagle and Holdings, in accordance with the provisions of Section 6.5(b)(iv).

8.2.                              Effect of Termination. (a) In the event of termination of this Agreement by either Fidelity and F&T Bank or Eagle and Holdings as provided in Section 8.1 above, this Agreement shall forthwith become void and there shall be no liability on the part of either Fidelity and F&T Bank or Eagle and Holdings or their respective officers or directors, except that: (i) the provisions of this Section 8.2, the provisions regarding the confidentiality and return or destruction of documents of Section 6.1, and the provisions of Section 6.6 shall survive any such termination and abandonment; and (ii) a termination pursuant to Section 8.1 shall not relieve the breaching party from liability or action being taken in law or in equity by the non breaching party for any fraud, for any willful misconduct or breach of a material provision of this Agreement giving rise to such termination, except where Eagle has received the payment provided by Section 8.2(b) or Section 8.2(c).

(b)                                 Notwithstanding anything to the contrary contained herein, in the event of termination of this Agreement: (i) by either Fidelity and F&T Bank or Eagle and Holdings pursuant to Section 8.1(h)); or (ii) by Eagle and Holdings pursuant to Section 8.1(d) and such material breach occurred as a result of a breach of Section 5.1(l); Fidelity shall, within 3 days of termination as provided in this Section 8.2(b) pay to Eagle, by wire transfer of immediately available funds, the sum of $2,000,000.

(c)                                  Notwithstanding anything to the contrary contained herein, if this Agreement shall have been terminated pursuant to Section 8.1(b) or Section 8.1(g)(i), and prior to such termination the provisions of Section 5.1(l) shall have been breached (whether or not such breach shall have resulted in the failure to obtain shareholder approval), Fidelity shall, within 3 days of termination as provided in this Section 8.2(c) pay to Eagle, by wire transfer of immediately available funds, the sum of $2,000,000.

(d)                                 Notwithstanding anything to the contrary contained herein, if this Agreement shall have been terminated pursuant to Section 8.1(b) or Section 8.1(g)(i), and if (i) prior to such termination, an Acquisition Proposal shall have been publicly proposed (other than by Eagle or any Eagle Subsidiary) or any person or entity other than Eagle or any Eagle Subsidiary has publicly announced its intention to make an Acquisition Proposal, or such Acquisition Proposal or intention has otherwise become widely known to the Company’s shareholders and (ii) within 12 months following the date of such termination: (A) Fidelity or F&T Bank merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, any person or entity other than Eagle or any Eagle Subsidiary; (B) any person or entity other than Eagle or any Eagle Subsidiary, directly or indirectly, acquires more than 50% of the total assets of Fidelity and the Fidelity Subsidiaries, taken as a whole; (C) any person or entity other than Eagle any Eagle Subsidiary, directly or indirectly, acquires more than 50% of the outstanding shares of Fidelity Common Stock; or (D) Fidelity adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding shares of Fidelity Common Stock or an extraordinary dividend relating to more than 50% of such outstanding shares or 50% of the assets of Fidelity and the Fidelity Subsidiaries, taken as a whole (or in any of clauses (A) through (D) Fidelity or any Fidelity Subsidiary shall have entered into a definitive agreement providing for such action), Fidelity shall, within 3 days of occurrence of any event described in Section 8.2(d)(ii) pay to Eagle, by wire transfer of immediately available funds, the sum of $2,000,000.

(e)                                  Fidelity and F&T Bank agree that they shall cause the Eagle in respect of any Acquisition Proposal to expressly assume the obligation of Fidelity and F&T Bank to make such payment to the extent such payment obligation has not been previously satisfied. Notwithstanding anything to the contrary contained herein, the obligations of Fidelity and F&T Bank to make such payments and to cause such assumption shall survive the termination of this Agreement and shall be binding upon Fidelity and F&T Bank and any successor or assign of Fidelity or F&T Bank, whether by merger, consolidation, share purchase or exchange, asset purchase, or otherwise.

(f)                                    Eagle, Holdings, Fidelity and F&T Bank acknowledge that the business and assets of Fidelity and F&T Bank, and the combination of Eagle and Fidelity, are unique and that, if the parties fail to consummate the transactions contemplated by this Agreement, the parties may have no adequate remedy at law. Eagle and Fidelity shall each be entitled, in addition to the rights provided by this Section 8.2 and its other remedies at law, to specific performance of this Agreement if another party shall, without cause, refuse to consummate the transactions contemplated by this Agreement. Except as expressly provided herein, if the sums are paid to Eagle and Holdings under Section 8.2(b) or Section 8.2(c), those amounts shall be the sole remedy available to Eagle and Eagle’s Subsidiaries in the event of any such termination of this Agreement. For avoidance of doubt, Eagle and Holdings shall be entitled to receive only one termination fee of $2,000,000.

(g)                                 Eagle, Holdings, Fidelity and F&T Bank acknowledge and agree that the agreements contained in Section 6.12(b), Section 8.2(b), Section 8.2(c) and Section 8.2(d) are integral parts of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty. If a party (the “Breaching Party”) fails to pay the party entitled to a payment under such sections (the “Recipient Party”) the amounts due under such sections within the time periods specified therein, the Breaching Party shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the Recipient Party in connection with any action in which the Recipient Party prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the maximum interest rate payable on judgments pursuant to applicable Maryland law, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3.                              Amendment. This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of Fidelity; provided, however, that after such approvals no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of Fidelity’s shareholders as contemplated by the Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of Fidelity and such approval is obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement.

8.4 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

ARTICLE IX

GENERAL PROVISIONS

9.1 Investigation; Survival of Agreements. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except for those covenants and agreements expressly to be carried out after the Effective Time, the agreements, representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received (i) on the date given if delivered prior to 5:00 PM on a business day, personally or by confirmed telecopier or email; (ii) on the date received if sent by commercial overnight delivery service; (iii) on the fifth calendar day after depositing in the mail, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Eagle or Holdings:

Ronald D. Paul, Chief Executive Officer
7815 Woodmont Avenue
Bethesda, Maryland 20814
Fax: (301) 986-8529
E-mail: rpaul@ronaldpaulcos.com

Copy to:

Noel M. Gruber, Esq.
Kennedy & Baris, LLP
Suite P-15
4701 Sangamore Road
Bethesda, Maryland 20816
Fax: 301.229.2443
E-Mail: nmgruber@kennedybaris.com.

(b)	if to Fidelity or F&T Bank:

Barry C. Watkins, President
4831 Cordell Avenue
Bethesda, Maryland 20814
Fax:
E-mail: bwatkins@fidelitytrustbank.com

Copy to:

Philip G. Feigen, Esq.
Patton Boggs LLP
2550 M Street, NW
Washington, DC 20037
Fax: 202.457.6482
E-mail: pfeigen@pattonboggs.com

9.3 Material Adverse Change. Notwithstanding anything to the contrary contained herein, (a) the assertion of any claim or claims against Fidelity or any Fidelity Subsidiary related to any issue arising out of the operations of F&T Mortgage, that individually or in the aggregate is material in nature or material in amount, but for which a reserve cannot be determined under Section 6.5(b), shall be deemed to have had a “material adverse effect” on, and caused a “material adverse change” to, Fidelity, resulting in Eagle’s right to terminate this Agreement under Section; (b) the term “material adverse change” or “material adverse effect” or words of similar import, shall not include the impact of: (i) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; or (ii) changes, after the date hereof, in generally accepted accounting principles or regulatory principles generally applicable to banks but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; (iii) changes, after the date hereof, resulting from expenses (such as customary legal, accounting and investment advisor fees) incurred in connection with this Agreement; (iv) changes, after the date hereof, resulting from, acts of terrorism or war, but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies (v) changes, after the date hereof, resulting from payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change-in-control or severance agreements in effect as of the date hereof and disclosed in Section 6.10 of the Fidelity Disclosure Schedule; (vi) actions and omissions of Eagle or Fidelity and F&T Bank taken at the request of, or with the prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby.

9.4.                              Severability. Except to the extent that application of this Section 9.4 hereof would have a material adverse effect on Eagle or Fidelity and their respective Subsidiaries taken as a whole, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.5.                              Headings. The headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not be deemed to be a part of this Agreement. . When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December , 2007.

9.6.                              Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to any other remedy.

9.7.                              Schedules and Exhibits. All schedules and exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. The parties acknowledge and agree that the inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

9.8.                              Miscellaneous. This Agreement (including schedules, exhibits, documents and instruments referred to herein)

(a)                                  together with all disclosure letters, schedules, exhibits, documents and instruments attached hereto or required to be delivered herewith, or at or prior to Closing, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof;

(b)                                 is not intended to confer upon any person not a party hereto any rights or remedies hereunder;

(c)                                  shall not be assigned by operation of law or otherwise;

[Signatures appear on following page]

(d)                                 shall be governed in all respects by the laws of the State of Maryland without regard to the choice of laws provisions thereof; and

(e)                                  may be executed in two or more counterparts which together shall constitute a single agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first written above.

ATTEST: [SEAL]	EAGLE BANCORP, INC.

By:
Name:	Name: Ronald D. Paul
Title: Secretary	Title: Chief Executive Officer

ATTEST: [SEAL]	EAGLE HOLDINGS, INC.

By:
Name:	Name: Ronald D. Paul
Title: Secretary	Title: President

ATTEST: [SEAL]	FIDELITY & TRUST FINANCIAL CORPORATION

By:
Name:	Name:
Title: Secretary	Title:

ATTEST: [SEAL]	F&T BANK

By:
Name:	Name:
Title: Secretary	Title: